UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

American Home Capital, LLC
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

165 Highlane Dr. Stockbridge GA 30281 (phone: 404 372 7698)
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PN Ben Yong, 165 Highlane Dr. Stockbridge GA 30281 (phone: 404 372 7698)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

32-0185643
(Primary standard Industrial (I.R.S. Employer Identification Number) Classification Code Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

<<<<-the delaying notation referred to in Rule 252(g) has been omitted in this Offering Statement->>>>

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. <<<- not applicable ->>>

(2) Any engineering, management or similar report referenced in the offering circular. <<<- none ->>>

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number: the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors: <<<- *Pak Nang Benildus YONG, managing member->>>*
(b) the issuer's officers: <<<- *none at this point, but to be recruited as the need arises or outsourced->>>*
(c) the issuer's general partners: <<<- *none->>>*
(d) record owners of 5 percent or more of any class of the issuer's equity securities: <<<- *none->>>*
(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities: <<<- *none->>>*
(f) promoters of the issuer: <<<- *none->>>*
(g) affiliates of the issuer: <<<- *none->>>*
(h) counsel to the issuer with respect to the proposed offering: <<<- *none->>>*
(i) each underwriter with respect to the proposed offering: <<<- *none->>>*
(j) the underwriter's directors: <<<- *none->>>*
(k) the underwriter's officers: <<<- *none-*
(l) the underwriter's general partners: and <<<- *none->>>*
(m) counsel to the underwriter. <<<- *none->>>*

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. <<<- *none->>>*
(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales <<<- *none->>>*

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. <<<- *none->>>*
(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
<<<-State of Georgia, Florida, New York, California, Texas, Nevada by direct mail method to selected group of people->>>

ITEM 5. Unregistered Securities Issued or Sold Within One Year <<<- *NONE*->>>

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:
(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing

the amount thereof:
(4) the names and identities of the persons to whom the securities were issued.
(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).
(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. <<<- *NONE-* ->>

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:
(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution: <<<- *no such arrangement known-* >>.
(2) To stabilize the market for any of the securities to be offered: *- no such arrangement known*
(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. <<<– *no underwriters are involved for the sale of securities-*>>>
(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.
<<<- *no underwriter involved.*~

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.
<<<– *none applicable-*>>

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. <<<-*none-*>>

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* * * * * * * * * * * * * * * * * * * *

COVER PAGE

AMERICAN HOME CAPITAL, LLC

Type of securities offered: Equity Units in an LLC
Maximum number of securities offered: 5000 units
Minimum number of securities offered: 50 units
Price per security: $1000
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $50,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? ___n/a___ %

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[X] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: <<<- *none registered yet*->>>

State	*State File No.*	*Effective Date*
NONE		–
		–
		–

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

OFFERING CIRCULAR *of* AMERICAN HOME CAPITAL, LLC

A Georgia Limited Liability Company
165 Highlane Dr, Stockbridge GA 30281

$5,000,000.00
Limited Liability Company Membership Interests ("Units")
Minimum Investment: $10,000

Date: __________

AMERICAN HOME CAPITAL, LLC (the "Company") is a Georgia Limited Liability Company, with American Home Support Group., a Georgia Limited Liability Company, as the manager (the "Manager"). The Company engages in a series of joint venture participations with group member companies of the Manager by advancing funds to group member companies for the purpose of acquiring real estate throughout the United States, all of which will be secured, in whole or in part by the real estate. The company will receive a guaranteed rate of return on capital plus a profit share of up to 10% or more of the joint venture net profits formulated on a case by case basis.

Investors ("Investors") will become members ("Members") of the Company, and will have the option, exercisable upon subscription for Units, to receive monthly distributions of Net Profits (defined hereafter) from the Company's operations, or to allow all or a portion of their proportionate share of Company distributions to be reinvested in the purchase of additional Units. In all other respects, however, an investment in the Company is illiquid and subject to certain restrictions on withdrawal (see "Withdrawal, Redemption Policy, and Other Events of Dissociation"). Company income will be taxed to Members as ordinary income, regardless of whether it is distributed in cash or reinvested, and otherwise tax-exempt entities (such as Individual Retirement Accounts and Keogh plans) may have to pay tax on a portion of their share of Company income if the Company engages in certain transactions. This offering involves tax and other risks (see "Investment Risks", "Business Risks", and "Income Tax and ERISA Considerations"). Please refer to the Table of Contents.

THIS OFFERING INVOLVES SIGNIFICANT RISKS THAT ARE DESCRIBED IN DETAIL IN THIS OFFERING CIRCULAR. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THE NOTES MADE BY THE COMPANY ARE NOT GUARANTEED BY ANY GOVERNMENT AGENCY, ENTITY OR OTHER INSTRUMENTALITY.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON

THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN OFFERING STATEMENT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933 RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

CONTENTS

CERTAIN TERMS OF THE OFFERING

Price to Investors		Selling Commissions₃	Company Proceeds
Per Unit	$1,000	$ 0	$1,000
Minimum Offering	$50,000	$ 0	$50,000
Maximum Offering	$5,000,000	$ 0	$5,000,000

(1) The minimum investment is $10,000 (the "Minimum Investment"); however, the Manager reserves the right, in its sole discretion, to accept subscriptions in a lesser amount or require a higher amount.

(2) The admission of Investors as Members of the Company is contingent upon the Manager's receipt and acceptance of subscriptions equal to at least Fifty Thousand Dollars ($50,000) (the "Minimum Offering Amount") within six (6) months from the date of this Offering Circular ("Offering Period"). The Offering Period may be extended for an additional twelve (12) month period at the election of the Manager. After the Minimum Offering Amount is raised, the offering will continue until (i) Five Million Dollars ($5,000,000) (the "Maximum Offering Amount") is raised, (ii) the Offering Period expires, or (iii) the offering is withdrawn by the Company.

(3) Units will be offered and sold directly by the Manager, for which it will receive no selling commissions. Units may also be sold through third parties, who may receive selling commissions or fees to be negotiated on a case-by-case basis. Broker-dealer agreements may be entered into. (See "Plan of Distribution"). There is no firm commitment to purchase or sell any of the Units. All selling commissions or fees to third persons incurred in the sale of Units will be paid by the Manager, which may act as the originator of investments by the Company.

(4) The Manager will bear the Company's organizational and syndication fees including, but not limited to legal expenses, printing costs, selling expenses and filing fees paid to the Georgia Department of Corporations. (See "Use of Proceeds")

THE SALE OF LIMITED LIABILITY COMPANY INTERESTS COVERED BY THIS OFFERING CIRCULAR HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS SET FORTH IN SECTION 3(b) OF THE ACT AND REGULATION A THEREUNDER OTHER THAN AN OFFERING STATEMENT RELATING TO THESE SECURITIES HAVING BEEN FILED.

THIS OFFERING INVOLVES SIGNIFICANT RISKS, DESCRIBED IN DETAIL HEREIN. FEES WILL BE PAID TO THE MANAGER AND ITS AFFILIATES, WHO ARE SUBJECT TO CERTAIN CONFLICTS OF INTEREST. (SEE "BUSINESS RISKS," "COMPENSATION TO MANAGER AND AFFILIATES" AND "CONFLICTS OF INTEREST"). PROSPECTIVE PURCHASERS OF UNITS SHOULD READ THIS OFFERING CIRCULAR IN ITS ENTIRETY.

THERE IS NO PUBLIC MARKET FOR UNITS AND NONE IS EXPECTED TO DEVELOP IN THE FUTURE. SUMS INVESTED IN THE LIMITED LIABILITY COMPANY ARE ALSO SUBJECT TO SUBSTANTIAL RESTRICTIONS ON WITHDRAWAL AND TRANSFER (SEE "WITHDRAWAL, REDEMPTION POLICY, AND OTHER EVENTS OF DISSOCIATION"), AND THE UNITS OFFERED

HEREBY SHOULD BE PURCHASED ONLY BY INVESTORS WHO HAVE NO NEED FOR LIQUIDITY IN THEIR INVESTMENT.

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND ANY SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON. ANY PROSPECTIVE PURCHASER OF UNITS WHO RECEIVES ANY SUCH INFORMATION OR REPRESENTATIONS SHOULD CONTACT THE MANAGER IMMEDIATELY TO DETERMINE THE ACCURACY OF SUCH INFORMATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE LIMITED LIABILITY COMPANY OR IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE HEREOF. PROSPECTIVE PURCHASERS SHOULD NOT REGARD THE CONTENTS OF THIS OFFERING CIRCULAR OR ANY OTHER COMMUNICATION FROM THE LIMITED LIABILITY COMPANY AS A SUBSTITUTE FOR CAREFUL AND INDEPENDENT TAX AND FINANCIAL PLANNING. EACH POTENTIAL INVESTOR IS ENCOURAGED TO CONSULT WITH HIS OWN INDEPENDENT LEGAL COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL WITH RESPECT TO THE LEGAL AND TAX ASPECTS OF THIS INVESTMENT AND WITH SPECIFIC REFERENCE TO HIS OWN TAX SITUATION, PRIOR TO SUBSCRIBING FOR UNITS IN THE LIMITED LIABILITY COMPANY.

THE PURCHASE OF LIMITED LIABILITY COMPANY UNITS BY AN INDIVIDUAL RETIREMENT ACCOUNT ("IRA"), KEOGH PLAN OR OTHER QUALIFIED RETIREMENT PLAN INVOLVES SPECIAL TAX RISKS AND OTHER CONSIDERATIONS THAT SHOULD BE CAREFULLY CONSIDERED. INCOME EARNED BY QUALIFIED PLANS AS A RESULT OF AN INVESTMENT IN THE LIMITED LIABILITY COMPANY MAY BE SUBJECT TO FEDERAL INCOME TAXES, EVEN THOUGH SUCH PLANS ARE OTHERWISE TAX EXEMPT. (SEE "INCOME TAX AND ERISA CONSEQUENCES".)

THE UNITS ARE OFFERED SUBJECT TO PRIOR SALE, ACCEPTANCE OF AN OFFER TO PURCHASE, AND TO WITHDRAWAL OR CANCELLATION OF THE OFFERING WITHOUT NOTICE. THE MANAGER RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTIONS IN WHOLE OR IN PART.

THE MANAGER WILL MAKE AVAILABLE TO ANY PROSPECTIVE INVESTOR AND HIS ADVISORS THE OPPORTUNITY TO ASK QUESTIONS AND RECEIVE ANSWERS CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING, THE LIMITED LIABILITY COMPANY OR ANY OTHER RELEVANT MATTERS, AND TO OBTAIN ANY ADDITIONAL INFORMATION TO THE EXTENT THE MANAGER POSSESSES SUCH INFORMATION.

THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR HAS BEEN SUPPLIED BY THE MANAGER. THIS OFFERING CIRCULAR CONTAINS SUMMARIES, BELIEVED BY THE MANAGER TO BE

ACCURATE, OF CERTAIN AGREEMENTS AND OTHER DOCUMENTS, BUT ALL SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCES TO SUCH AGREEMENTS AND OTHER DOCUMENTS. COPIES OF DOCUMENTS REFERRED TO IN THIS OFFERING CIRCULAR, BUT NOT INCLUDED HEREIN AS AN EXHIBIT, WILL BE MADE AVAILABLE TO QUALIFIED PROSPECTIVE INVESTORS UPON REQUEST.

SUMMARY OF THE OFFERING

The following information is only a brief summary of, and is qualified in its entirety by, the detailed information appearing elsewhere in this Offering Circular. This Offering Circular, together with the exhibits attached, should be read in their entirety before any investment decision is made. If any provision in this Offering Circular conflicts with any provision of the Company's Operating Agreement, then the terms of this Offering Circular shall prevail.

Company	**AMERICAN HOME CAPITAL, LLC** (the "Company"), a limited liability company, engages in a series of joint venture participation with the group member companies of the Manager, by advancing funds to the Group member companies for the purpose of acquiring real estate throughout United States, all of which will be secured, in whole or in part, by the real estate. The Company will receive a guaranteed rate of return plus a share of up to 10% or more of the joint venture net profits formulated on a case by case basis.
Manager	American Home Support Group, a Georgia Limited Liability Company, (the "Manager"). The Manager will manage the Company. The Manager and its Affiliates will receive the Manager's Fees.
Suitability Standards	Units are offered to any individuals, Keogh plans, IRAs and other investors.
Capitalization	Maximum of $5,000,000, minimum of $50,000. (See "Terms of the Offering — Admission of Investors: Minimum and Maximum Offering")
Payment of Selling Commissions "NO LOAD"	No portion of the gross proceeds of this offering will be used for the purpose of paying selling commissions and fees incurred in the sale of Units.
No Guaranty	The notes funded by the Company will NOT be guaranteed by any government agency. Some notes may be personally guaranteed by third parties, however, exercising the remedies under any such guaranty is limited and would require lengthy and costly legal action.
Term of the Company	Until December 31, 2014 (with provisions for extension at discretion of the Manager or majority vote of the Members), unless sooner terminated. (See "Summary of LLC Operating Agreement — Term of LLC".)
Member Withdrawal	A Member may withdraw as a Member at any time, however, the right to sell Units and realize a return of capital is available under limited circumstances until the termination of the Company. The Company will use its best efforts to redeem Units for Members within 30 days of receiving a written request from the Member. Large withdrawals generally require longer waiting periods. (See "Summary of LLC Operating Agreement — Withdrawal, Redemption Policy, and Other Events of Dissociation" and "Restrictions on Transfer".)
Monthly Distributions	Each month, the Manager will distribute the Company's accrued Net Profits (defined hereafter) to the Members on a pro-rata basis based upon their capital accounts, to the extent that there is cash available and provided that the monthly distribution will not impact the continuing operations of the Company as follows: one hundred percent (100%) to the Members. "Net Profits" is defined herein as the Company's monthly gross income less the payments of the Company's monthly operating expenses (such as the Manager's Compensation (see "Compensation to Manager and Affiliates"), amounts due by the Company on any notes or line of credit, audit costs, and Company taxes) and an allocation of income for a note loss reserve (the "Note Loss Reserve"). All distributions will be made on a monthly basis, in arrears. The monthly distribution shall be based upon the expected net profits for that fiscal year, even though the actual Net Profits may vary from month to month. This variation could result in a return of capital in a given month where the amount of the monthly distribution is greater than a Member's share of the Net Profits for that month. By the end of the Company's fiscal year and after completion of its annual audit, the Manager will make every effort to have distributed to each Member the amount of Net Profits that will be allocated to that Member on the Schedule K-1 that he, she, or it receives for income tax

	reporting. However, the amount of income reported to each Member on his, her or its Schedule K-1 may differ somewhat from the actual cash distributions made during the fiscal year covered by the Schedule K-1 due to, among other things, the Note Loss Reserve and factors unique to the tax accounting of Company, such as the treatment of investment expense.
Series A Reinvestment Election	Upon admission as members into the Company, Investors must elect to (i) receive monthly cash distributions from the Company in the amount of that Member's share of cash available for distribution, or (ii) allow the monthly distributions to be reinvested by purchasing additional Series A Units, or (iii) a combination of (i) and (ii) above. An election to reinvest all or a portion of the monthly distributions is revocable at any time, upon a written request to revoke such election. Such election shall become effective on the first (1st) day of the month following receipt of the election. If no election is made, *then* the monthly distribution will be a cash distribution.
No Liquidity	There are certain restrictions on transferability of Units. (See "Investment Risks — Limited Transferability of Units".) Investors should not purchase Units unless they intend to hold them for the full term of the Offering.
Reports to Members	Audited annual reports concerning the Company's business affairs will be provided to Members who request them in writing. Each Member will receive a copy of the Company's annual income tax return.

TERMS OF THE OFFERING

This offering is made to Investors to purchase Units in the Company. The initial Unit subscription price to each Member is One Thousand Dollars ($1,000) per Unit, with a minimum subscription from each Investor of Ten Thousand Dollars ($10,000) ("Minimum Investment"), however, the Manager reserves the right, in its sole discretion, to accept subscriptions in an amount less than such amount. Each Unit of investment represents a fraction of the Member's interest in the Company. Once the Minimum Offering Amount has been raised, the Manager, at its discretion, may adjust the per Unit price for additional Units by adjusting the book value of the assets of the Company to reflect the fair market value of those assets and determining the liabilities of the Company. In such event, the adjusted book value less the liabilities, divided by the number of Units outstanding shall determine the then current price per Unit or maintain the nominal price of $1,000, whichever is the higher. Otherwise and until such time, the unit price shall remain at One Thousand Dollars ($1,000) per Unit. Investors may purchase Series A Units only. There are no other classes of Units under this Offering Circular.

Admission of Investors: Minimum and Maximum Offering

This offering is contingent upon the Manager's receipt and acceptance of total subscriptions equal to Fifty Thousand Dollars ($50,000) (the "Minimum Offering Amount"). If the Minimum Offering Amount is not received within six (6) months of the date of permit issuance ("Offering Period") this offering will be terminated and all subscription funds shall be returned to subscribers. The Manager may, in its sole discretion, extend the Offering Period for an additional twelve (12) month period.

The maximum gross proceeds of this offering will be Five Million Dollars ($5,000,000) (the "Maximum Offering Amount") which will comprise, subject to adjustments as described elsewhere in this offering circular, the total capitalization of the Company. This offering may, however, be terminated at the option of the Manager at any time before the Maximum Offering Amount is raised.

Subscription Agreements: Admission to the Company

Subscription Agreements from prospective Investors will be accepted or rejected by the Manager within forty-five (45) days after their receipt. The Manager reserves the right to reject any subscription tendered for any reason, or to accept it in part only. Investors will be admitted into the Company only when their subscription funds are required by the Company to fund a mortgage note or to create appropriate reserves or to pay Company expenses. (See "Use of Proceeds".)

By executing the Subscription Agreement, an Investor agrees to purchase the value of Units shown thereon on a "when issued basis". Accordingly, executing the Subscription Agreement does not in itself make a person an owner of the Units for which such Investor has subscribed. Units will be issued when the Investor is admitted to the Company. After the Minimum Offering Amount is received, the Manager anticipates that the delay between delivery of a Subscription Agreement and admission to the Company will be less than ninety (90) days, though there can be no assurance that such delay will not be more than ninety (90) days. Subscription Agreements are non-cancelable and subscription funds are non refundable for any reason, except with the consent of the Manager. After having invested for the Minimum Investment, a purchaser may at any time, and from time to time subscribe to purchase additional Units in the Company so long as the offering remains open. Each purchaser is liable for the payment of the full purchase price of all Units for which such purchaser has subscribed.

Election to Receive Monthly Cash Distributions

Upon subscription for Units, an Investor must elect to either (i) receive monthly cash distributions from the Company in the amount of that Member's share of cash available for distribution, (ii) allow his or her distributions to be re-invested by purchasing additional Units of Series A Units, or (iii) a combination of (i) and (ii). An election to re-invest distributions, once made upon subscription for Units, is revocable on each month subsequent to the date the Units are purchased. Cash distributions re-invested by Investors who make such an election will be used by the Company for further joint venture purposes. The effect on re-investing the distributions of some Investors will be to increase their capital accounts, entitling them to a proportionate increase in their relative share of future earnings or losses of the Company. In addition, since the Company will adjust the number of Units held by each Investor to correspond to their capital accounts, those Investors who elect to re-invest their share of distributions will have their holdings of Units increased in proportion to their capital accounts, thereby increasing their voting power relative to Investors who receive monthly distributions of cash.

Restrictions on Transfer

As a condition to this Offering of Units, restrictions have been placed upon the ability of Investors to resell or otherwise dispose of any Units purchased, including (without limitation) the following:

(1) No member may resell or otherwise transfer any Units without the satisfaction of certain conditions designed to comply with applicable tax and securities laws, including (without limitation) the requirement that certain legal opinions be provided to the Manager with respect to such matters. The transferee must meet the same Investor qualifications as the Members admitted during the Offering Period. (See "Summary of LLC Operating Agreement — Restrictions on Transfer".)

(2) The Security have not been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemptions provided for under Section 3(b) and Regulation A thereunder other than an Offering Statement having been filed. Units may be sold or otherwise transferred without registration under the Act pursuant to an exemption therefrom.

A legend will be placed upon all instruments evidencing ownership of Units in the Company stating that the Units have not been registered under the Securities Act of 1933, as amended, and set forth the foregoing limitations on resale. Notations regarding these limitations shall be made in the appropriate records of the Company with respect to all Units offered hereby. The foregoing steps will also be taken in connection with the issuance of any new instruments for any Units that are presented for transfer, to the extent the Manager deems appropriate.

The Company will charge a transfer fee of One Hundred Dollars ($100) per transfer of ownership to a third party. If a Member transfers Units to more than one person, except transferees who will hold title together, the transfer to each person will be considered a separate transfer.

PLAN OF DISTRIBUTION

The Units will be offered and sold by the Company, with respect to which no commissions or fees will be paid to the Manager. No underwriters or broker-dealers have undertaken to distribute all or any portion of the Units, and there is no assurance that the entire offering, or the minimum offering, will be subscribed. If the minimum offering is not subscribed, Investors' funds will be returned. If only the minimum offering is subscribed, the offering and Company operating expenses may constitute a greater percentage of the revenue of the Company, and as such, a reduction of the Company's rate of return to Investors as compared with the rate of return that might be realized on a larger portfolio of funds may occur.

The Manager may retain the services of independent third parties to locate prospective Investors, who may receive selling commissions or fees to be negotiated on a case-by-case basis. All selling commissions and/or finders' fees payable with respect to the sale of Units will be paid by the Manager and not the Company.

USE OF PROCEEDS

The Company will use the proceeds raised from the Offering for advancing funds to joint venturers who are Group member companies of the Manager for the purpose of acquiring real estate throughout the United States, all of which will be secured, in whole or in part, the real estate.

DESCRIPTION OF BUSINESS

The Company was organized in October 2006 for raising capital for participating in a series of joint ventures with the Group member companies of the Manager for the purpose of acquiring real estate throughout the United States, all of which will be secured in whole or in part, by the real estate.

The Company will receive from the joint venture a guaranteed rate of return on capital plus a share of up to 10% or more of the joint venture net profits formulated on a case by case basis.

The primary source of business will come from joint ventures with the Group member companies of the Manager. After completing the Minimum Offering, the Company may limit subscriptions as they are needed to fund additional projects.

The Company's participation in these joint ventures could run from short to medium terms. The Company's funds advanced to the Group member companies are secured either in the first ranking or mezzanine position. Returns for mezzanine arrangements will be formulated at higher than traditional prime rates. It is anticipated that most funding will be secured in the mezzanine (second) position.

LENDING STANDARDS AND POLICIES

General Standards for Funding Decisions

The Company will engage in the business of participating in a series of joint ventures by advancing funds to the Group member companies of the Manager for the purpose of acquiring real estate throughout the United States. all of which will be secured in whole or in part by deeds of trust, mortgages, security agreements or legal title in real or personal property, including but not limited to, single family homes, multiple unit residential property (such as apartment buildings), commercial property (such as stores, shops, warehouses, churches and offices), unimproved land (including land with entitlements and without entitlements), mobile homes, and other personal property.

If funding is for construction, rehabilitation, or development of a real property, the Note will be directly secured by a security instrument encumbering the property being improved, rehabilitated, or developed and will be subject to a disbursement agreement between the Company, as Funder, the Co-Venturer, the general contractor (if any) and a licensed joint control agent.

Company funding decisions will be made pursuant to a set of guidelines designed to set standards for the quality of the security given for the funding. Such standards are summarized as follows:

Priority of Mortgages. The lien securing each Company fund will not be junior to more than two (usually just one) other deeds of trust or mortgage encumbrances on the real property (the "security property") unless the deed of trust is for alternative security.

Loan-to-Value Ratios. The Company intends to make funding decisions according to the loan-to-value ratios set forth below. As used in the term "loan-to-value ratio," "value" means the appraised value of the security property as determined by an independent written appraisal, a Broker Price Opinion ("BPO"), Automated Valuation Model ("AVM"), or by the Manager at the time the Company makes the funding decision or which is "current" at the time the Company makes a funding decision. BPO's are independent "mini-appraisals" done by a local licensed real estate agent to evaluate or confirm a value. Appraisals will generally be used but a BPO or AVM may be used or the Manager may value the property. The Manager or its Affiliates will use its best judgment to determine which value to use based upon a reasonable assessment of the information provided. The term "loan" includes both the amount of the Company's funding and all other outstanding debt secured by any senior deed of trust on the security property. The amount of the Company's funding combined with the outstanding debt secured by any senior deed of trust on the security property will not exceed a specified percentage of the value of the security property as determined at the time the funding decision is made, according to the following table:

LOAN-TO-VALUE RATIOS

Type of security Property	1st Trust Deeds	2nd Trust Deeds
*Residential 1 to 4 units	80%	80%
Commercial Property (including apartments, stores and office buildings)	75%	80%
**Residential Vacant Lots	60%	55%
**Unimproved Land	60%	50%

(*Residential includes mobile homes) (**May use "as constructed" value if a construction loan)

These loan-to-value ratios will not apply to purchase-money financing offered by the Company to sell any real estate owned by the Company (i.e., property which is acquired through foreclosure) or to refinance an existing loan that is in default at the time of maturity. In such cases, the Manager, in its sole discretion, shall be free to accept any reasonable financing terms that it deems to be in the best interests of the Company.

Appraiser Qualifications. Appraisers retained by the Company shall be licensed or qualified as independent fee appraisers and be certified by or hold designations from one or more of the following organizations: the Federal National Mortgage Association ("FNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), the National Association of Review Appraisers, the Appraisal Institute, the society of Real Estate Appraisers, M.A.I., Class IV and Class IV Savings and Loan appraisers or other qualifications acceptable to the Manager.

Terms of Fundings. The terms of mezzanine funding will generally be between one (1) to ten (10) years. The terms of first (1st) position trust deed funding will generally be thirty (30) years, but in no event more than forty (40) years. Fundings originated whose term exceeds the life of this Company fund will be sold, at the best prevailing rate, on the open market upon the dissolution of the Company. Most fundings will provide for monthly payments of principal and/or interest, with many Company fundings providing for payments of interest only and a "balloon" payment of principal payable in full at the end of the term. These fundings require the borrower to refinance or sell the property to pay out in full at maturity.

Interest Rates. Most Company fundings will tie a return to rates which are 3 to 4 points above the prevailing interest rates in the geographical area where the security property is located..

Funding Conditions. Company fundings will not proceed until:

(a) **Title Insurance.** Satisfactory title insurance coverage will be binding for all real property notes, with the title insurance policy naming the Company as the insured and providing title insurance in an amount not less than the principal amount of the note. The nature of each policy of title insurance, including the selection of appropriate endorsements affecting coverage shall be selected by the Manager. Title insurance insures only the validity and priority of the Company's deed of trust or mortgage, and does not insure the Company against loss from other causes, such as diminution in the value of the security property, appraisals, note defaults, etc.

(b) **Fire and Casualty Insurance.** Satisfactory fire and casualty insurance will be obtained for all notes containing improvements, naming the Company as loss payee in an amount equal to the total amount of the Company's note. Appropriate liability insurance will be obtained on all unimproved real property. (See "Business Risks — Uninsured Losses".)

(c) **Payee and Beneficiary Name.** All new security instruments (notes, deeds of trust, etc.) and insurance policies will name the Company as payee and beneficiary. Documents will not be written in the name of the Manager or any other nominee. In addition, the Company will make certain that the policies of fire and casualty insurance insuring the security property (although such policies may not specifically name the Company as loss payee) do provide that the holder of the note and/or its assignee is the loss payee.

Fundings to Manager or Affiliates. The Company may also extend financial accommodations to the Manager or its Affiliates secured by real or personal property throughout the United States.

Leverage. The Company does not plan to borrow funds to acquire notes in the ordinary course of business. However, it may from time to time require a line of credit to assure liquidity of its operations, such as to pay off a defaulted first mortgage to preserve the Company's subordinate interest, or to fund notes when Investors' funds are not yet sufficient to do so but are expected to be. However, at no time will the Manager borrow money for the Company when the total amount of such note, taken together with all other Company indebtedness, would exceed fifty percent (50%) of the face value of its current portfolio of assets.

Reserve Fund. A contingency reserve fund will be established and maintained for the purpose of covering unexpected cash needs of the Company. Reserve funds will not be invested in mortgage notes. Reserve funds will be invested in short-term investments such as money market accounts which provide liquidity and a lower yield than might be earned on mortgage notes. The Manager will set the amount of the contingency reserve in its business judgment.

Funding Packaging

The Manager or its Affiliate will assemble and/or obtain all necessary information required to make a funding decision on each joint venture project proposal. For those projects funded by the Company, the documents assembled and obtained for the purpose of making the funding decision will become the property of the Company.

Note Servicing

It is anticipated that all Company fundings will be serviced (i.e., collection of monthly payments) by the Manager or its Affiliates, and in some cases, by an outside service provider (in either case, the "Servicer"). The Servicer will be compensated for such servicing activities. (See "Compensation to Manager and Affiliates".)

Most fundings will require interest payments at the end of each thirty (30) day period, computed on the principal balance during such thirty (30) day period. Co-Venturers will make their checks payable to Servicer or the Company. Checks payable to the Servicer will be deposited in Servicer's loan servicing trust account, and funds will be transferred to the Company's bank or money market account.

The Company will require the Servicer to adhere to the following Payment, Delinquency, Default, and Foreclosure practices, procedures and policies:

(1) **Payments.** Generally, payments will be payable monthly, on the 1st day of each month. Interest is generally prorated to the 1st day of the month following the closing of the loan escrow.

(2) **Delinquency.** Generally, notes will be considered delinquent if no payment has been received within 10 days of the payment due date. Co-Venturer will be notified of delinquency by mail on or about the 15th day after the payment due date and a late charge will be assessed. The Servicer will refer to and rely upon the late charge provisions in the applicable note documents for each note.

(3) **Default.** A note will be considered in default if no payment has been received within thirty (30) days of the payment due date. A notice of intent to foreclosure will usually be initiated shortly after the 31st day after a default, with the exact timing in the business judgment of the Manager, which could be delayed several months depending on borrower circumstances and loan to value ratio of the security. Any costs of this process are to be posted to the Co-Venturer's account for reimbursement to the Company.

(4) **Foreclosure.** Statutory guidelines for foreclosures in each State are to be followed by the Servicer until the underlying property is liquidated and/or the account is brought current. Any costs of this process are to be posted to the Co-Venturer's account for reimbursement to the Company. If a note is completely foreclosed upon and the property reverts back to the Company, the Company will be responsible for paying the costs and fees associated with the foreclosure process, maintenance and repair of the property, service of senior liens and resale expenses.

Borrowing/Note Hypothecation

The Company may borrow funds for the purpose of making mortgage notes and other business purposes and may assign all or a portion of its funds asset portfolio as security for such loan(s). The Manager anticipates engaging in this type of transaction as a practical method of financing notes in the normal course of operations when Investors' funds are not sufficient to do so. Such a transaction involves certain elements of risk and also entails possible adverse tax consequences. (See Business Risks — Risk of Leverage" and "Income Tax and ERISA consequences".) At the Manager's option the Company may finance no more than fifty percent (50%) of the Company's investments with borrowed funds.

COMPENSATION TO MANAGER AND AFFILIATES

The following discussion summarizes the forms of compensation to be received by the Manager and/or its Affiliates ("Manager's Compensation"). All of the amounts described below will be received regardless of the success or profitability of the Company. None of the following compensation was determined through arm's-length negotiations.

Form and Recipient of Compensation	Estimated Amount or Method of Compensation
Note Brokerage Commissions / Note Origination Fees (Points) to Manager **Collected by the Company and retained by the Manager**	Note origination fees are collected by the Company from its borrowers and paid to the Manager and/or its Affiliates (Note Origination Fees"). Note origination fees consist of points, processing fees, underwriting fees, document preparation fees, escrow fees, disbursement fees, warehousing fees, administration fees and other similar charges. Sometimes these fees are negotiated and partially passed through to the Company in order to make the overall yield suitable for the portfolio when the interest rate may otherwise be too low. Sometimes such fees may be as high as 10%, but are usually never greater than 15% of the principal amount of each note. Further, fees for arranging the extension of maturing notes may be charged by the Company and passed-through to the Manager and/or its Affiliates for its services. Such fees are normally 1-10% of the principal amount of the note. The Manager reserves the right to use Affiliates or other outside agencies to originate and service Notes.
Purchase of Existing Notes **Collected by the Company and retained by the Manager**	If the Company purchases an existing note from a third party, the Manager or Affiliates will be paid by the Company, a fee comparable to a note origination fee ("Purchase Fees"). This fee will not exceed the discount received by the Company for the purchase of said note and the note terms and conditions will be comparable or better than those for originating notes.
Real Estate Commissions to Manager **Upon Resale of Any Property Acquired through Foreclosure** **Paid directly to the Manager by the Company**	The Manager has business affiliates that may handle the resale of properties taken back in foreclosure by the Company. If the Manager elects to act as the listing agent, its compensation shall not exceed the prevailing rate in the area where the real property is located. Such fees are approximately four percent to six percent (4%-6%) of the sales price depending upon the size of the note, cooperating brokers, and a variety of other factors ("Real Estate Commissions"). As to out of state property, a local state real estate broker will be employed by the Company and paid the prevailing commission.
Note Servicing Fee to Manager and/or Affiliates	The Manager or Affiliates will service the notes owned by the Company. This consists of billing and collecting notes owned by the Company. The Manager's compensation (not including attorney's fees, foreclosure fees and court costs, if needed) will be: (a) **Generally, 1/12th of 1% of the principal amount of each Company funding, payable monthly (i.e. 1% per year).** Collected monthly from the payments received by the Company from the co-venturers. This fee may vary from note to note. It is anticipated that this fee will not exceed 4% annually. (b) **0% of any late charges collected from borrowers.** The Manager reserves the right to waive collection of any late charges or reduce the percentage retained. (c) **0% of any prepayment penalties collected from co-venturers.** Manager reserves the right to waive collection of any prepayment penalties or reduce the percentage retained. (d) **0% of any default interest.** Manager reserves the right to waive collection of default interest or reduce the percentage retained. (e) **100% of any extension fees.** Such fees for arranging the extension of maturing notes may be charged by the Company and passed-through to the Manager for its services. Manager reserves the right to waive collection of any extension fees or reduce the percentage retained. **(Collectively, referred to herein as the "Note Servicing Fees".)**

Performance Fee	The Manager shall be entitled to retain 20% of net profits in excess of 10% per annum on the total investment of all Members as a performance fee ("Performance Fee"). The Members shall share the remaining 80% net profits.
Manager's Compensation	The Note Origination Fees, Purchase Fees, Real Estate Commissions, Note Servicing Fees, and Performance Fee are collectively referred to herein as the "Manager's Compensation".
Proceeds from Sale of Notes	The Company may sell notes to the secondary market or private investors at a price in excess of the outstanding balance of such note. The amount of such excess may be paid to the Manager or its Affiliate as a fee for selling such notes.
Investor Relations Fee to Manager	NONE
Asset Management Fee to Manager	NONE
Accounting and Auditing Fee to Outside Contractors	The Company will bear the cost of the annual tax preparation of the Company's tax returns, any State and Federal Income tax due, and any required independent audit reports required by agencies governing the business activities of the Company.
Reimbursement of Organization and Syndication Expenses to Manager	NONE
Reimbursement of Direct Expenses to Manager	The Company shall pay its own general administrative and operating expenses. It shall reimburse the Manager or Affiliates for any expenses incurred by the Manager that are properly considered ordinary and reasonable business expenses of the Company, including, without limiting the generality of the foregoing, stationery, office supplies, postage, accounting and legal fees related to the Company's business, notary, document preparation fees and other fees payable by the lender, and other ordinary and reasonable business expenses.

FIDUCIARY RESPONSIBILITY OF THE MANAGER

A Manager is accountable to a Company as a fiduciary, which means that a Manager is required to exercise good faith and integrity with respect to Company affairs and sound business judgment. This is a rapidly developing and changing area of the law, and Members should consult with their own counsel in this regard. The fiduciary duty of the Manager is in addition to the other duties and obligations of, and limitations on, the Manager set forth in the Company Operating Agreement.

The Operating Agreement provides that the Company shall indemnify the Manager for any liability or loss (including attorneys' fees, which shall be paid as incurred), suffered by it, and shall hold the Manager harmless for any loss or liability suffered by the Company, so long as the Manager determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, and such loss or liability did not result from the gross negligence, fraud or criminal act of the Manager. Any such indemnification shall only be recoverable out of the assets of the Company.

It is the position of the U.S. Securities and Exchange Commission that indemnification for liabilities arising from, or out of, a violation of federal securities law is void as contrary to public policy. The Georgia Department of Corporations takes the same position with respect to liabilities arising from any violation of the securities laws of this state. However, indemnification will be available for settlements and related expenses of lawsuits alleging securities law violations if a court approves the settlement and indemnification, and also for expenses incurred in successfully defending such lawsuits if a court approves such indemnification.

Members may have a more limited right of action than they would have absent these provisions in the Operating Agreement. A successful indemnification of the Manager could deplete the assets of the Company. Members who believe that a breach of the Manager's fiduciary duty has occurred should consult with their own counsel.

INVESTMENT RISKS

Although the Company will attempt to honor requests for the withdrawal of eligible Units if the financial position of the Company can accommodate such a request (See "Withdrawal, Redemption Policy, and Other Events of Dissociation"), any investment in the Units involves a significant degree of risk and is suitable only for Investors who have NO NEED FOR LIQUIDITY in their investments. When analyzing this offering, prospective Investors should carefully consider each of the following risks and should also carefully consider the matters discussed herein under the captions "Compensation to Manager and Affiliates", "Conflicts of Interest", and "Income Tax and ERISA Consequences".

No Registration: Limited Governmental Review

The Security have not been registered with, or reviewed by, the U.S. Securities and Exchange Commission, nor is registration contemplated other than an Offering Statement with this Offering Circular having been filed.

Limited Transferability of Interests

Although the Company will attempt to redeem units when appropriate (see "Withdrawal, Redemption Policy, and Other Events of Dissociation"), there is no public market for the Units and none is expected to develop in the future. Even if a potential buyer could be found, the transferability of Units is also restricted by the provisions of the Company Operating Agreement. Under Regulation A exemption of the Securities Act 1933, Units may be freely sold or transferred without registration. Any sale or transfer of Units also requires the prior written consent of the Manager. (See "Summary of LLC Operating Agreement — Restrictions on Transfer".) Members possess very limited rights to withdraw from the Company or to otherwise recover any of their invested capital. (See "Summary of LLC Operating Agreement — Withdrawal From LLC".) Investors must be capable of bearing the economic risks of this investment with the understanding that Units may not be liquidated by resale or redemption and should expect to hold their Units as a long-term investment.

Size of the Offering

There is no assurance that the Company will obtain capital contributions equal to the amount required to close the offering. In addition, receipt of capital contributions of less than the maximum amount will reduce the ability of the Company to spread investment risks through diversification of its funding portfolio.

Unidentified Investments

Investors' funds which are not invested in joint venture projects at any given time will be deposited into short-term investments or a money market account. The yield of such investments will likely be less than the yields earned when the funds are invested in joint ventures. Any delay in investing the net proceeds of this offering will, to that extent, reduce the earnings of the Company.

Phantom Income

Investors who elect to reinvest their share of the earnings of the Company will be responsible for the payment of Federal and State income taxes on such income, but will not receive distributions from which to pay such taxes. Applicable taxes, both on an annual basis and upon the sale, transfer, or other disposition of Units, will therefore be an out-of-pocket expense to such Investors.

Speculative Nature of Investment

Investment in the Units is speculative and by investing, each Investor assumes the risk of losing the entire investment. Although the Manager has experience in operating pooled funds, similar to this Company, the Company itself has no operations as of the date of this Offering and will be solely dependent upon the Manager and the Company's funds portfolio, both of which are subject to the risks described herein. Accordingly, only Investors who are able to bear the loss of their entire investment, and who otherwise meet the Investor suitability standards should consider purchasing Units. (See Terms of the Offering — Investor Suitability.)

Investors Not Independently Represented

The Investors in the Company have not been represented by independent counsel in its organization. Attorneys assisting in the formation of the Company and the preparation of this Offering Circular have represented only the Manager. (See "Conflicts of Interest".)

BUSINESS RISKS

Investors in Units in the Company face a variety of risks. The following risks are applicable to the Units.

Note Defaults and Foreclosures

The Company is in the business of participating in joint ventures with Group member companies of the Manager by advancing funds for the purpose of acquiring real estate, all of which are secured in whole or in part by real estate and therefore bears the risks of defaults on the notes by co-venturers. Many Company notes will be interest-only monthly payments with a large "balloon" payment of principal due at the end of the term. There may be risk of some co-venturers unable to repay such balloon payments out of their own funds and are compelled to refinance. Fluctuations in interest rates and the unavailability of mortgage funds could adversely affect the ability of co-venturers to refinance their notes at maturity.

The Company will rely primarily on the property securing the notes to protect its investment. There are a number of factors which could adversely affect the value of such real property security, including, among other things, the following:

(1) Except for notes which are qualified for the Manager's written opinion of value, the Company will rely primarily on appraisals, BPO, or AVM to determine the fair market value of real property used to secure fundings made by the Company. No assurance can be given that such appraisals, BPO, or AVM will, in any or all cases, be accurate. Moreover, since an appraisal is based upon the value of real property at a given point in time, subsequent events could adversely affect the value of real property used to secure a note. Such subsequent events may include general or local economic conditions, neighborhood values, interest rates, new construction and other factors.

(2) If the borrower defaults the Company may have no feasible alternative to repossessing the property at a foreclosure sale. If the Company cannot quickly sell such property, and the property does not produce any significant income, the cost of owning and maintaining the property will directly affect the Company's profitability.

(3) Subsequent changes in applicable laws and regulations may have the effect of severely limiting the permitted uses of the property, thereby drastically reducing its value.

(4) Due to certain provisions of State law applicable to real property secured loans, generally if the real property security proves insufficient to repay amounts owing to the Company, it is unlikely that the Company would have any right to recover any deficiency from the borrower. (See "Certain Legal Aspects of Company notes".)

(5) Most of the Company's notes will be secured by junior deeds of trust, which are subject to greater risk than first deeds of trust. In the event of foreclosure, the debt secured by the senior deed of trust must be satisfied before any proceeds from the sale of the property can be applied toward the debt owed to the Company that are in junior positions. Furthermore, to protect its junior security interest, the Company may be required to make substantial cash outlays for such items as loan payments to senior lienholder to prevent their foreclosure; property taxes; insurance and repairs. The Company may not have adequate cash reserves on hand at all times to protect its security for a particular note, in which event the Company could suffer a loss of its investment in that note. (See "Certain Legal Aspects of Company notes".)

(6) The recovery of sums advanced by the Company and protecting its security may also be delayed or impaired by the operation of the federal bankruptcy laws or by irregularities in the manner in which the note was made. Any borrower has the ability to delay a foreclosure sale for a period ranging from several months to several years simply by filing a petition in bankruptcy which automatically stays any actions to enforce the terms of the note. It can be assumed that such delays and the costs associated therewith will reduce the Company's profitability.

Reliance on the Manager

As of the date of this Offering, the Company has no operating history. The Manager has substantial experience in loan origination and servicing. However, there can be no assurance that it will operate at a profit. The Manager and/or management of Affiliates will make virtually all decisions with respect to the management of the Company, including the determination as to what joint venture projects to participate, and the Members will not have a voice in the management decisions of the Company and can exercise only a limited amount of control over the Manager. The Company is dependent to a substantial degree on the Manager's continued services. In the event of the withdrawal, dissolution or bankruptcy of the Manager, the business and operations of the Company may be adversely affected.

Fluctuations in Interest Rates

Recent years have demonstrated that mortgage interest rates are subject to abrupt and substantial fluctuations. The Company intends to make mostly short to medium term notes (between one (1) to forty (40) years). Other than the possibility of the Company redeeming the Units (See "Withdrawal. Redemption Policy. and Other Events of Dissociation"). the purchase of Units is an illiquid investment. (See above. "Lack of Liquidity".) If prevailing interest rates rise above the average return being earned by the Company's funds portfolio. Investors may be unable to liquidate their investment in order to take advantage of higher returns available from other investments. If prevailing interest rates fall significantly below the average return being earned by the Company's funds portfolio. co-venturers may elect to refinance their notes and prepay them. reducing the overall yield of the Company's funds portfolio.

Risk of Using Leverage

There may be times that the Manager may determine that the Company will use borrowed funds in the normal course of operations to fund joint venture projects or for other business purposes when Investor funds are insufficient to do so. Interest rate fluctuations may have a particularly adverse effect on the Company if it is using borrowed money to fund joint venture projects. Such borrowed money may bear interest at a variable rate. whereas the Company may be getting fixed rate returns. Therefore. if prevailing interest rates rise. the Company's cost of money could exceed the income earned from that money. thus reducing the Company's profitability or causing losses. The Manager does not intend to use borrowed funds in excess of fifty percent (50%) of the Company's funds portfolio.

Manager Not Required to Devote Full-Time to the Business of the Company

The Manager is not required to devote its full time to the Company's affairs. but only such time as the affairs of the Company may reasonably require.

Competition With Clients and Affiliates of the Manager

The Manager and/or its Affiliates are also engaged in the business raising capital funds for joint venture projects. serving a substantial number of Investor clients other than the Company. The Manager may also sponsor the formation of other investment groups like the Company to fund joint venture projects secured by real estate deeds of trust. When considering each joint venture project. therefore. the Manager will have to decide which client or fund it will choose to originate or hold the resulting note and deed of trust. This will compel the Manager to make decisions that may at times favor persons other than the Company. The Operating Agreement exonerates the Manager from liability for investment opportunities given to other persons.

Investment Delays

The Manager anticipates that after the Minimum Offering is raised. the delay between the time when a Unit is sold and the time which the subscription proceeds are used to fund a joint venture project will be less than ninety (90) days. There can be no assurance that the delay will not be longer in any particular instance.

Uninsured Losses

The Manager will require title. fire and casualty insurance on the properties securing the Company's notes. The Manager may also. but is not required to. arrange for earthquake and/or flood insurance. However. there are certain types of losses (generally of a catastrophic nature) which are either uninsurable or not economically insurable. such as losses due to war. floods or mudslide. Should any such disaster occur. the Company could suffer a loss of principal and interest on the note secured by the uninsured property.

Tax and ERISA Risks

Investment in the Company involves certain tax risks of general application to all Investors. and certain other risks specifically applicable to Keogh accounts. Individual Retirement Accounts and other tax-exempt Investors. (See "Income tax and ERISA Consequences".)

CONFLICTS OF INTEREST

The following is a list of some of the important areas in which the interests of the Manager will conflict with those of the Company. The Members must rely on the general fiduciary standards which apply to a Manager of a Company to prevent unfairness by the Manager and/or its Affiliates in a transaction with the Company. (See "Fiduciary Responsibility of the Manager"). Except those as may arise in the normal course of the relationship, there are no transactions presently contemplated between the Company and its Manager or its Affiliates other than those listed below or discussed under "Compensation to Manager And Affiliates".

Establishment Fees – (Paid By Co-Venturer)

None of the compensation set forth under "Compensation to the Manager and Affiliates" was determined through arm's-length negotiations. The establishment fee paid by the borrower is commensurate with the work performed, and not charged as a percentage of the note amount. Establishment fees are collected by the Company from its co-venturers and paid to the Manager and/or its Affiliates. Establishment fees consist of points, processing fees, underwriting fees, document preparation fees, escrow fees, disbursement fees, warehousing fees, administration fees and other similar charges. Sometimes these fees are negotiated and partially passed through to the Company in order to make the overall return yield suitable for the portfolio when the return may otherwise be too low. Sometimes such fees may be as high as ten percent (10%), but are usually never greater than fifteen percent (15%) of the principal amount of each note. Fees in excess of fifteen percent (15%) shall be paid to the Company. Further, fees for arranging the extension of maturing notes may be charged by the Company and passed-through to the Manager and/or its Affiliates for its services. Such fees are normally one percent to ten percent (1%–10%) of the principal amount of the note. The Manager reserves the right to use Affiliates or other outside agencies to create and service Notes.

Note Servicing by Manager

The Manager will act as Servicer for the compensation. The Manager has reserved the right to retain the services of other firms, in addition to, or in lieu of, Servicer, to perform the brokerage services, note servicing and other activities in connection with the Company's funds portfolio that are described in this Offering Circular. Any such other firms may also be affiliated with the Manager. Note servicing firms not affiliated with the Manager might provide comparable services on terms more favorable to the Company.

Other LLCs & Partnerships or Businesses

The Manager also provides loan brokerage services to place loans other than those that will be offered to the Company. There accordingly exists a conflict of interest on the part of the Manager between its Affiliates and the Company, based on the availability for placement by the affiliate of non-Company funds. The Manager may decide, or may influence the selection of which joint venture projects are appropriate for funding by the Company, or by such other sources, after consideration of factors deemed relevant by the Manager, including the size of the funding required, portfolio diversification and amount of available funds.

The Manager and its Affiliates may engage, for their own account, or for the account of others, in other business ventures similar to that of the Company or otherwise, and neither the Company nor any Member shall be entitled to any interest therein.

The Company will not have independent management and it will rely on the Manager and its Affiliates for the operation of the Company. The Manager will devote only so much time to the business of the Company as is reasonably required. The Manager will have conflicts of interest in allocating management time, services and functions between various existing companies, the Company, and any future Companies which it may organize as well as other business ventures in which it may be involved. The Manager believes it will have sufficient staff to be fully capable of discharging its responsibilities to all such entities.

Purchase, Sale and/or Hypothecation of Notes to the Company

The Manager and its Affiliates may sell, buy, or hypothecate notes (use notes as collateral for another note) to the Company, provided such notes meet the underwriting criteria set forth above. The Company may pay a price greater or less than the remaining balance on such notes. The price at which existing notes change hands is normally a function of prevailing interest rates. Therefore, the Manager or its Affiliates may make a profit on the sale of an existing note to the Company. There will be no independent review of the value of such notes, or of compliance with the conditions set forth above.

Lack of Independent Legal Representation

The Company has not been represented by independent legal counsel to date. The use of the Manager's counsel in the preparation of this Offering Circular and the organization of the Company may result in a lack of independent review.

Conflict with Related Programs

The Manager and its Affiliates may cause the Company to join with other entities organized by the Manager for similar purposes as partners, joint venturers or co-owners under some form of ownership in certain notes, or in the ownership of repossessed real property. The interests of the Company and those of such other entities may conflict, and the Manager controlling or influencing all such entities may not be able to resolve such conflicts in a manner that serves the best interests of the Company.

Sale of Real Estate to Affiliates

In the event the Company becomes the owner of any real property by reason of foreclosure on an Company note, the Manager's first priority will be to arrange the sale of the property for a price that will permit the Company to recover the full amount of its invested capital plus accrued but unpaid interest and other charges, or so much thereof as can reasonably be obtained in light of current market conditions. In order to facilitate such a sale the Manager may, but is not required to, arrange a sale to persons or entities controlled by it,
e.g. to another Company formed by the Manager for the express purpose of acquiring foreclosure properties from lenders. The Manager will be subject to conflicts of interest in arranging such sales since it will represent both parties to the transaction. For example, the Company and the potential buyer will have conflicting interests in determining the purchase price and other terms and conditions of sale. The Manager's decision will not be subject to review by any outside parties.

The Manager has undertaken to resolve these conflicts by adopting certain policies for the disposition of real property. While the Manager is not obligated to adhere to such policies in all instances, it plans to do so. Those policies are as follows:

(1) No foreclosed property will be sold to an Affiliate unless the Manager has used its best efforts to sell the property at a fair price on the open market for at least sixty (60) days.

(2) In the event the property is sold to an Affiliate, the net purchase price must be as favorable, or more favorable to the Company than any bona fide third-party offer received.

The purchase price will also be:

(a) no lower than the note balance of such property at the time of sale, and
(b) Neither the Manager nor any of its Affiliates will be entitled to a real estate commission in connection with such a sale.

It is the Manager's opinion that these undertakings will yield a price which is fair and reasonable for all parties, but no assurance can be given that the Company could obtain a better price from an independent third party.

CERTAIN LEGAL ASPECTS OF COMPANY NOTES

Each of the Company's notes will be secured by a deed of trust, mortgage, security agreement, or legal title. The deed of trust and mortgage are the most commonly used real property security devices. A deed of trust formally has three parties: a debtor, referred to as the "trustor"; a third party referred to as the "trustee"; and the lender/creditor, referred to as the "beneficiary." The trustor irrevocably grants the property until the debt is paid, "in trust, with power of sale" to the trustee to secure payment of the obligation. The trustee's authority is governed by law, the express provisions of the deed of trust and the directions of the beneficiary. The Company will be the beneficiary under all deeds of trust securing Company notes. In a mortgage note, there are only two parties, the mortgagor (borrower) and the mortgagee (lender). State law determines how a mortgage is foreclosed and the process usually requires a judicial process.

Foreclosure

There are two methods of foreclosing a deed of trust.

(1) Foreclosure of a deed of trust is accomplished in most cases by a non-judicial trustee's sale under the power of sale provision in the deed of trust. Prior to such sale, the trustee must record a notice of default and send a copy to the trustor and to any person who has recorded a request for a copy of a notice of default, and to the successor in interest to the trustor and to the beneficiary of any junior deed of trust. The trustor or any person having a junior lien or encumbrance of record may, during a three month reinstatement period, cure the default by paying the entire amount of the debt then due, plus costs and expenses actually incurred in enforcing the obligation and statutorily limited attorneys' and trustee's fees. Thereafter, and at least twenty-one (21) days (depending on State Law) before the trustee's sale, a notice of sale must be posted in a public place and published once a week over such period. A copy of the notice of sale must be posted on the property, and sent to the trustee, to each person who has requested a copy, to any successor in interest to the trustor and to the beneficiary of any junior deed of trust, at least twenty-one (21) days before the sale. Following the sale, neither the debtor/trustor nor a junior lienor has any right of redemption, and the beneficiary may not obtain a deficiency judgment against the trustor.

(2) A judicial foreclosure (in which the beneficiary's purpose is usually to obtain a deficiency judgment where otherwise unavailable) is subject to most of the delays and expenses of other lawsuits, sometimes requiring up to several years to complete. Following a judicial foreclosure sale, the trustor or his or her successors in interest may redeem for a period of one year (or a period of only three months if the entire amount of the debt is bid at the foreclosure sale), and until the trustor redeems, foreclosed junior lienholder may redeem during successive redemption periods of sixty (60) days following the previous redemption, but in no event later than one year after the judicial foreclosure sale. The Company generally will not pursue a judicial foreclosure to obtain a deficiency judgment, except where, in the sole discretion of the Manager, such a remedy is warranted in light of the time and expense involved.

Foreclosure statutes vary from state to state. Notes by the Company secured by mortgages will be foreclosed in compliance with the laws of the state where the real property collateral is located.

Special Considerations in Connection with Junior Encumbrances

In addition to the general considerations concerning trust deeds discussed above, there are certain additional considerations applicable to second and more junior deeds of trust ("junior encumbrances"). By its very nature, a junior encumbrance is less secure than a more senior lien. If a senior lienholder forecloses on its loan, unless the amount of the bid exceeds the senior encumbrances, the junior lienholder will receive nothing. Because of the limited notice and attention given to foreclosure sales, it is possible for a junior lienholder to be sold out, receiving nothing from the foreclosure sale.

Accordingly, a junior lienholder (such as the Company in some cases) may find that the only method of protecting its security interest in the property is to take over all obligations of the trustor with respect to senior encumbrances while the junior lienholder commences its own foreclosure, making adequate arrangements either to (i) find a purchaser for the property at a price which will recoup the junior lienholder's interest, or (ii) to pay off the senior encumbrances so that the junior lienholder's encumbrance achieves first priority. Either alternative may require the Company to make substantial cash expenditures to protect its interest. (See "Business Risks — Note Defaults and Foreclosures".)
The Company may also make wrap-around mortgage loans (sometimes called "all inclusive loans"), which are junior encumbrances to which all the considerations discussed above will apply. A wrap-around loan is made when the borrower desires to refinance his or her property but does not wish to retire the existing indebtedness for any reason, e.g., a favorable interest rate or a large prepayment penalty. A wrap-around loan will have a principal amount equal to the outstanding principal balance of the existing secured loans plus the amount actually to be advanced by the Company. The borrower will then make all payments directly to the Company, and the Company in turn will pay the holder of the senior encumbrance. The actual yield to the Company under a wrap-around mortgage loan will likely exceed the stated interest rate on the underlying senior loan, since the full principal amount of the wrap-around loan will not actually be advanced by the Company. The law requires that the Company will be notified notice when any senior lienholder initiates foreclosure.

If the borrower defaults solely upon his or her debt to the Company while continuing to perform with regard to the senior lien or, the Company (as junior lienholder) will foreclose upon its security interest in the manner discussed above in connection with deeds of trust generally. Upon foreclosure by a junior lien, the property remains subject to all liens senior to the foreclosed lien. Thus, were the Company to purchase the security property at its own foreclosure sale, it would acquire the property subject to all senior encumbrances. The standard form of deed of trust used by most institutional lenders, like the one that will be used by the Company, confers on the beneficiary the right both to receive all proceeds collected under any hazard insurance policy and all awards made in connection with any condemnation proceedings, and to apply such proceeds and awards to any indebtedness secured by the deed of trust in such order as the beneficiary may determine. Thus, in the event improvements on the property are damaged or destroyed by fire or other casualty, or in the event the property is taken by condemnation, the beneficiary under the underlying first deed of trust will have the prior right to collect any insurance proceeds payable under a hazards insurance policy and any award of damages in connection with the condemnation, and to apply the same to the indebtedness secured by the first deed of trust before any such proceeds are applied to repay the Company's loan. The amount of such proceeds may be insufficient to pay the balance due to the Company, while the debtor may fail or refuse to make further payments on the damaged or condemned property, leaving the Company with no feasible means to obtain payment of the balance due under its junior deed of trust. In addition, the borrower may have a right to require the lender to allow the borrower to use the proceeds of such insurance for restoration of the insured property.

"Due-on-Sale" Clauses

The Company's forms of promissory notes and deeds of trust, like those of many lenders, contain "due-on-sale" clauses permitting the Company to accelerate the maturity of a note if the borrower sells, conveys or transfers all or any portion of the property, but may or may not contain "due-on-encumbrance" clauses which would permit the same action if the borrower further encumbers the property (i.e., executes further deeds of trust). The enforceability of these types of clauses has been the subject of several major court decisions and legislation in recent years.

(1) **Due-on-Sale.** Federal law now provides that, notwithstanding any contrary pre-existing state law, due-on-sale clauses contained in mortgage loan documents are enforceable in accordance with their terms by any lender after October 15, 1985. On the other hand, acquisition of a property by the Company by foreclosure on one of its notes may also constitute a "sale" of the property, and would entitle a senior lienholder to accelerate its loan against the Company. This would be likely to occur if the prevailing interest rates were substantially higher than the rate provided for under the accelerated loan. In that event, the Company may be compelled to sell or refinance the property within a short period of time, notwithstanding that it may not be an opportune time to do so.

(2) **Due-on-Encumbrance.** With respect to mortgage loans on residential property containing four or less units, federal law prohibits acceleration of the loan merely by reason of the further encumbering of the property (e.g., execution of a junior deed of trust). This prohibition does not apply to mortgage loans on other types of property. Although many of the Company's junior lien mortgages will be on properties that qualify for the protection afforded by federal law, some loans will be secured by small apartment buildings or commercial properties. Junior lien mortgage loans made by the Company may trigger acceleration of senior loans on properties if the senior loans contain due-on-encumbrance clauses, although both the number of such instances and the actual likelihood of acceleration is anticipated to be minor. Failure of a borrower to pay off the senior loan would be an event of default and subject the Company (as junior lienholder) to the risks attendant thereto. It will not be customary practice of the Company to make loans on non-residential property where the senior encumbrance contains a due-on-encumbrance clause. (See "Special Considerations in Connection with Junior Encumbrances," above).

Prepayment Charges

Some notes originated by the Company provide for certain prepayment charges permissible by law to be imposed on the co-venturers in the event of certain early payments on the note. The Manager reserves the right at its business judgment to waive collection of prepayment penalties.

Bankruptcy Laws

If a borrower files for protection under the federal bankruptcy statutes, the Company will be initially barred from taking any foreclosure action on its real property security by an "automatic stay order" that goes into effect upon the borrower's filing of a bankruptcy petition. Thereafter, the Company would be required to incur the time, delay and expense of filing a motion with the bankruptcy court for permission to foreclose on the real property security ("relief from the automatic stay order"). Such permission is granted only in limited circumstances. If permission is denied, the Company will likely be unable to foreclose on its security for the duration of the bankruptcy, which could be a period of years. During such delay, the borrower may or may not be required to pay current interest on the Company note. The Company would therefore lack the cash flow it anticipated from the note, and the total indebtedness secured by the security property would increase by the amount of the defaulted payments, perhaps reaching a total that would exceed the market value of the property.

In addition, bankruptcy courts have broad powers to permit a sale of the real property free of the Company's lien, to compel the Company to accept an amount less than the balance due under the note and to permit the borrower to repay the note over a term which may be substantially longer than the original term of the note.

MERS

The Company may register some or all of its deeds of trust with a registry known as MERS (Mortgage Electronic Registration Systems). If it does, the Company would have to pay MERS a start-up fee and an annual fee depending on whether it services the notes and the number of notes, accept MERS' terms and conditions, and agree to indemnify MERS if necessary. The Company could benefit from MERS because it eliminates the need to prepare and record assignments when trading residential and commercial mortgage notes. MERS would be the beneficiary on the deeds of trust, and the subsequent assignments would be paperless. All assignees of deeds of trust would need to be registered with MERS.

THE MANAGER AND AFFILIATES

The Manager, American Home Support Group., a Georgia Limited Liability Company, will manage and direct the affairs of the Company. The Manager was formed and began operations in 2006 with Mr. PN Ben Yong as Founder and President. The principal personnel in the operation of the Manager are as follows:

Mr. PN Ben Yong, Founder and President of the Manager: Mr. PN Ben Yong is an experienced business person and real estate Investor. He is also an accountant by profession with 8 years of mortgage brokering experience. Mr Yong has been assisting clients with wealth creation strategies using real estate and self directed retirement funds for the last 10 years.

The following roles will be filled by competent professionals as the need arises (however as much of the roles will be outsourced as possible):

Investment Relations Manager

Vice President of Operations

Financial Controller

Senior Loan Underwriter

Senior Account Executive

LEGAL PROCEEDINGS

Neither the Company, the Manager nor any of the officers or directors of the Manager are now or have within the past five years been involved in any material litigation or arbitration.

SUMMARY OF LLC OPERATING AGREEMENT

The following is a summary of the Company's LLC Operating Agreement ("Operating Agreement"), and is qualified in its entirety by the terms of the Operating Agreement itself. Potential Investors are urged to read the entire Operating Agreement, which is set forth as Exhibit A to this Offering Circular.

Rights and Liabilities of Members

The rights, duties and powers of Members are governed by the Operating Agreement and the Georgia Limited Liability Company Act, and the discussion herein of such rights, duties and powers is qualified in its entirety by reference to such Agreement and Act.

Investors who become Members in the Company in the manner set forth herein will not be responsible for the obligations of the Company. They may be liable to repay capital returned to them plus interest if necessary to discharge liabilities existing at the time of such return. Any cash distributed to Members may constitute, wholly or in part, return of capital.

Members will have no control over the management of the Company, except that Members holding a majority of the issued and outstanding Units may, without the concurrence of the Manager, take the following actions:

(a) terminate the Company (including merger or reorganization with one or more other LLCs);
(b) approve or disapprove the sale of all or substantially all the assets of the Company, or
(c) remove and replace the Manager.

Capital Contributions

Interests in the Company will be sold in Units. The initial price of each Unit is $1,000 and no person may invest less than the Minimum Investment; however, the Manager reserves the right, in its sole discretion, to accept subscriptions in a lesser amount or require a higher amount. The Manager is not required to contribute any funds to the Company, but may do so. With respect to any Units it may purchase, the Manager will have the same rights as any other Member.

Rights, Powers and Duties of Manager

Subject to the right of the Members to vote on specific matters, the Manager will have complete charge of the business of the Company. The Manager is not required to devote full time to Company affairs but only such time as is required for the conduct of Company business. The Manager has the power and authority to act for and bind the Company. The Manager is granted the special power of attorney of each Member for the purpose of executing any document which the Members have agreed to execute and deliver.

Profits and Losses

The Company's Profit or Loss for a Taxable Year, including the Taxable Year in which the Company is dissolved, will be allocated among the Members in proportion to the Units they held during the applicable tax reporting period.

Monthly Distributions

Each month, the Manager will distribute the Company's accrued Net Profits (defined hereafter) to the Members on a pro-rata basis based upon their capital accounts, to the extent that there is cash available and provided that the monthly distribution will not impact the continuing operations of the Company as follows: one hundred percent (100%) to the Members.

"Net Profits" is defined herein as the Company's monthly gross income less the payments of the Company's monthly operating expenses (such as the Manager's Compensation (see "Compensation to Manager and Affiliates"), amounts due by the Company on any loans or line of credit, audit costs, and Company taxes) and an allocation of income for a note loss reserve (the "Note Loss Reserve"). All distributions will be made on a monthly basis, in arrears.

The monthly distribution shall be based upon the expected net profits for that fiscal year, even though the actual Net Profits may vary from month to month. This variation could result in a return of capital in a given month where the amount of the monthly distribution is greater than a Member's share of the Net Profits for that month.

By the end of the Company's fiscal year and after completion of its annual audit, the Manager will make every effort to have distributed to each Member the amount of Net Profits that will be allocated to that Member on the Schedule K-1 that he, she, or it receives for income tax reporting. However, the amount of income reported to each Member on his, her or its Schedule K-1 may differ somewhat from the actual cash distributions made during the fiscal year covered by the Schedule K-1 due to, among other things, the Note Loss Reserve and factors unique to the tax accounting of Company, such as the treatment of investment expense.

Adjustment of Unit Holdings

Allocations of profit, gain and loss in the Company are made, as required by law, in proportion to the Members' respective capital accounts. Voting rights are based on the number of Units each Member owns. Because some Investors may choose to reinvest their share of profits, gains and losses, it is likely that the value of their capital accounts will increase relative to the capital accounts of Investors who take monthly distributions of their share of profits, gains and losses. The initial Unit price is One Thousand Dollars ($1,000) per Unit; provided, however, that the Manager may adjust the Unit price for additional Units at its discretion by taking the then adjusted book value less the liabilities, and dividing it by the number of the then outstanding Units. Otherwise and until such time, the unit price shall remain at One Thousand Dollars ($1,000) per Unit.

Meetings

The Manager, or Members representing ten percent (10%) of the Company interests, may call a meeting of the Company on at least ten (10) days, but not more than sixty (60) days, written notice. Unless the notice otherwise specifies, all meetings will be held at 2:00 p.m. at a venue designated by the Manager. Members may vote in person or by proxy at the Company meeting. A majority of the outstanding Company interests will constitute a quorum at Company meetings.

Accounting and Reports

The Manager will cause to be prepared and furnished to the Members an annual report of the Company's operation, which will be prepared by an independent accounting firm. Within ninety (90) days after the close of the year covered by the report, a copy or condensed version will be furnished to the Members. The Members shall also be furnished such detailed information as is reasonably necessary to enable them to complete their own tax returns within ninety (90) days after the end of the year.

The Manager presently intends to maintain the Company's books and records on the accrual basis for bookkeeping and accounting purposes, and also intends to use the accrual basis method of reporting income and losses for federal income tax purposes. The Manager reserves the right to change such methods of accounting, upon written notice to Members. Any Members may inspect the books and records of the Company at all reasonable times.

Withdrawal, Redemption Policy, and Other Events of Dissociation

A Member may resign as such at any time. A Member will also cease to be a Member upon, (i) such Members' expulsion from the Company; and (ii) when Member no longer owns any Units.

Upon the occurrence of any such event (an event of "Dissociation"), (i) the Member's right to participate in the Company's governance, receive information concerning the Company's affairs and inspect the Company's books and records will terminate; and (ii) unless the Dissociation resulted from the Transfer of the Member's Units, the Member will be entitled to receive the Distributions to which the Member would have been entitled had the Dissociation not occurred. The Member will remain liable for any obligation or representation made to the Company that existed prior to the effective date of the Dissociation, including any costs or damages resulting from the Member's breach of this Agreement. Under most circumstances, the Member will have no right to any return of his or her capital prior to the termination of the Company.

However, the Company will attempt to honor requests for withdrawal of units where the normal business cycle of note payoffs and new Investors provide sufficient funds to accommodate such requests without negatively affecting the fund or other Member interests. The Manager plans to cause the Company to repurchase some Units from eligible Members who wish to reduce their holdings of Units, either before or after resigning from membership. A first come, first served policy shall be applied unless there is an unusual personal hardship that clearly warrants allowing one Investor to redeem units ahead of earlier requests. It is likely, though not certain, that the Company will often have sufficient funds on hand to repurchase a limited number of Units, and rather than reinvest them as set forth above, the Manager may determine to use a portion of them to reduce the capital of the Company by repurchasing Units. In the event funds are not available from these sources to meet withdrawal requests, the business plan provides for the sale of notes to obtain liquidity provided notes do not require discounting which would adversely affect other Investors' unit value. Even though this method has thus far been successful with this plan in other funds there is no guarantee that due to market conditions or other circumstances that this plan will be successful here, therefore the investment should be considered substantially illiquid.

The effect of such repurchases on Members who do not sell will be to increase their percentage share of the remaining assets of the Company, and thus their proportionate share of its future earnings, losses and distributions. The reduction in the number of Units will also increase the relative voting power of remaining Members. The amount and timing of any such purchases are within the discretion of the Manager, which may not be compelled to repurchase Units under any circumstances other than as set forth above.

Any obligation of the Company to repurchase Units shall be subject to availability of cash for such purpose, which availability shall be determined after (1) paying or making provision for the payment of the expenses of the Company; (2) maintaining adequate reserves for contingencies; and (3) paying the amounts due to all other former Members who sooner exercised their right to sell their Units to the Company. No repurchase may be made which would render the Company unable to pay its obligations as they come due. In no event shall the Company be obligated to sell any of its assets to raise cash to pay any portion of the repurchase price.

Upon the exercise of option to sell Units to the Company, and continuing until the Company has actually repurchased all such Units, the holder of such Units shall have the status of a Transferee who has not been admitted as a Member, i.e., the right to receive distributions when and as declared, but not to vote. Units actually repurchased by the Company revert to the status of authorized but unissued Units, and the former holders have no further rights with respect to them.

Upon dissolution and termination of the Company, a winding-up period is provided for liquidating the Company's note portfolio and distributing cash to Members. Due to high prevailing interest rates or other factors, the Company could suffer reduced earnings (or losses) if a substantial portion of its note portfolio remains and must be liquidated quickly during the winding up period. Members who sell their Units prior to any such liquidation will not be exposed to this risk. Conversely, if prevailing interest rates have declined at a time when the note portfolio must be liquidated, unanticipated profits could be realized by those Members who remained in the Company until its termination.

Restrictions on Transfer

The Company Operating Agreement places certain limitations upon transferability of Company interests. Any transferee must be a person that would have been qualified to purchase a Company Unit in this offering. No Unit may be transferred if, in the judgment of the Manager, a transfer would jeopardize the availability of exemptions from the registration requirements of federal securities laws, jeopardize the tax status of the Company as a LLC or, cause a termination of the Company for federal income tax purposes.

A transferee may not become a substitute Member without the consent of the Manager. Such consent may not unreasonably be withheld if the Transfer and the Transferee comply with all the provisions of the Operating Agreement and applicable law. A transferee who does not become a substitute Member has no right to vote in matters brought to a vote of the Members, or to receive any information regarding the Company or to inspect the Company books, but is entitled only to the share of income or return of capital to which the transferor would be entitled. Transferee has no right to cause the Company to pay any distribution under any circumstances.

Manager's Interest

The Manager may withdraw from the Company at any time upon reasonable written notice to all Members, in which event the Manager would not be entitled to any termination or severance payment from the Company, except for the return of its capital account balance, if any. The Manager may also sell and transfer any Units it may own for such price as it shall determine, in its sole discretion, and neither the Company nor the Members will have any interest in the proceeds of such sale. However, a successor Manager may only be elected by the Members.

Term of the Company

The term of the Company will continue until December 31, 2014, with a provision for two extensions of five years each at the sole discretion of the Manager and further extensions provided by majority vote of the Members, unless dissolved sooner. The Company will dissolve and terminate sooner under any of the following circumstances:

(1) the vote of the Members to dissolve;
(2) the sale of all or substantially all of the Company's assets;
(3) any event that makes the Company ineligible to conduct its activities as a limited liability Company under the Act; or,
(4) otherwise by operation of law.

See Sections 2.3 (Term) and 7.1 (Dissolution) of the Operating Agreement.

Winding Up

The Company will not cease to exist immediately upon the occurrence of an event of dissolution, but will continue until its affairs have been wound up. Upon dissolution of the Company, the Manager will wind up the Company's affairs by liquidating the Company's assets as promptly as is consistent with obtaining the fair market value thereof, either by sale to third parties or by collecting loan payments under the terms of the loan(s) until a suitable sale can be arranged. All funds received by the Company shall be applied to satisfy or provide for Company debts and the balance shall be distributed to Members in accordance with the terms of the Company Operating Agreement.

INCOME TAX CONSIDERATIONS

Federal Income Tax Aspects

The following discussion generally summarizes the material federal income tax consequences of an investment in the Company based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and applicable Treasury regulations thereunder, current administrative rulings and procedures and applicable judicial decisions. However, it is not intended to be a complete description of all tax consequences to the prospective Members with respect to their investment in the Company. No assurance can be given that the Internal Revenue Service (the "IRS") will agree with the interpretation of the current federal income tax laws and regulations summarized below. In addition, the Company or the Members may be subject to state and local taxes in jurisdictions in which the Company may be deemed to be doing business.

ACCORDINGLY, ALL PROSPECTIVE MEMBERS SHOULD SATISFY THEMSELVES REGARDING THE POTENTIAL FEDERAL AND STATE TAX CONSEQUENCES OF PARTICIPATION IN THE COMPANY AND ARE URGED TO CONSULT THEIR OWN TAX ADVISORS, ATTORNEYS OR ACCOUNTANTS IN CONNECTION WITH ANY INTEREST IN THE COMPANY. EACH PROSPECTIVE INVESTOR/MEMBER SHOULD SEEK, AND RELY UPON, THE ADVICE OF THEIR OWN TAX ADVISORS IN EVALUATING THE SUITABILITY OF AN INVESTMENT IN THE COMPANY IN LIGHT OF THEIR PARTICULAR INVESTMENT AND TAX SITUATION.

Federal Income Tax Matters

The federal income tax consequences of an investment in Units are complex and their impact may vary depending on each Member's particular tax situation. Potential Members should consider the following federal income tax risks, among others:

(a) The Company may be classified as an association, taxable as a corporation, which would deprive Members of the tax benefit of operating in a limited liability Company form (taxable as a partnership);
(b) A Member's unit of Company taxable income may, in any period exceed his or her share of cash distribution from the Company;
(c) The allocation of the Company's income, gain, loss, deduction and credit may lack substantial economic effect and may be reallocated among the Members in a manner different from that set forth in the Operating Agreement;
(d) The federal income tax returns of the Company might be subject to audit, in which event any adjustments to be made in the Company's income, gains, losses, deductions, or credits would be made in a unified audit with regard to which Members would have little, if any, control; and,
(e) Adverse changes in the federal income tax laws might occur, which could affect the Company retrospectively as well as prospectively.

EACH PROSPECTIVE MEMBER IS URGED TO SEEK CONSULTATION WITH SPECIFIC REFERENCE TO INDIVIDUAL TAX SITUATIONS AND POTENTIAL CHANGES IN THE APPLICABLE LAW.

No IRS Ruling or Opinion of Legal Counsel

The Company will not request a ruling from the IRS with respect to any tax issues concerning the Company, including but not limited to whether the Company will be classified as a "partnership" for federal income tax purposes, or any issues concerning an investment in the Company. Furthermore, the Company will not obtain an opinion of counsel with respect to any of the tax issues concerning the Company or an investment in the Company.

Company Tax Status

The Members will be entitled to deduct their distributive shares of any Company tax deductions, and to include in income their distributive shares of any Company income or gains, only if the Company is classified as a "partnership" rather than a "corporation" for federal income tax purposes. If it is recognized as a "partnership" for tax purposes, the Company will not be subject to federal income tax on any of its taxable income, and all Company income, gains, losses, deductions and credits will pass through to the Members and will be taxable only once to the Members themselves. On the other hand, if the Company were to be classified as an "association" taxable as a corporation, the Company would be subject to federal income tax on its taxable income at the tax rates applicable to corporations, and the Members would not be allowed to claim any Company tax credits or deduct any Company operating losses on their individual returns. Consequently, classification of the Company as a partnership for federal income tax purposes will enable the Members to secure the anticipated tax benefits of their investment in the Company.

Federal Taxation of Limited Liability Companies and Members

A limited liability Company is treated as a partnership for tax purposes, unless, as discussed above, it is classified as an "association" taxable as a corporation. For purposes of this discussion, it is assumed the Company will be classified as a partnership for federal income tax purposes. As such, the Company incurs no federal income tax liability. Instead, all Members are required to report on their own federal income tax returns their distributive share of the Company's income, gains, losses, deductions and credits for the taxable year of the Company ending with or within each Member's taxable year, without regard to any Company distributions.

Taxation of Undistributed Company Income (Individual Investors)

Under the laws pertaining to federal income taxation of partnerships, no federal income tax is paid by the Company as an entity. Each individual member reports on his or her federal income tax return his or her distributive share of Company income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Each individual member may deduct his or her distributive share of Company losses, if any, to the extent of the tax basis of his or her Units at the end of the Company year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the member as it was for the Company. Since individual members will be required to include Company income in their personal income without regard to whether there are distributions of Company income, such Investors will become liable for federal and state income taxes on Company income even though they have received no cash distributions from the Company with which to pay such taxes.

Distributions of Income

To the extent cash distributions exceed the current and accumulated earnings and profits of the Company, they will constitute a return of capital, and each Member will be required to reduce the tax basis of his or her Units by the amount of such distributions and to use such adjusted basis in computing gain or loss, if any, realized upon the sale of Units. Such distributions will not be taxable to Members as ordinary income or capital gain until there is no remaining tax basis, and, thereafter, will be taxable as gain from the sale or exchange of the Units.

Company Allocations

A Member's distributive share of Company income, gains, deductions, losses and credits for federal income tax purposes is generally determined in accordance with provisions of the Operating Agreement. However, the IRS may reallocate such items if an allocation in the Operating Agreement does not have "substantial economic effect" and is in accordance with the Member's respective "economic interest" in the Company.

The IRS has issued regulations to determine whether an allocation has "substantial economic effect," or if it is in accordance with the Member's respective "economic interests" in the Company. In general, an allocation of income, gain, loss or deduction, or an item thereof, to a Member has economic effect if, and only if:

(1) the allocation is properly reflected in that Member's capital account and such capital account is maintained in accordance with the regulations;
(2) liquidation proceeds are to be distributed in accordance with the Member's positive capital account balances; and
(3) either:
    (a) any Member with a deficit in its capital account following the distribution of liquidation proceeds must restore the amount of such deficit to the Company by the later of either the end of the taxable year of the liquidation or 90 days after the liquidation, or
    (b) the Operating Agreement must contain "qualified income offset" and "minimum gain charge back" provisions applicable to the Members.

The Operating Agreement does not require Members to restore deficit balances in their capital accounts. However, the Operating Agreement does contain provisions that are believed to meet the requirements for "qualified income offset" and "minimum gain charge back" provisions.

In order for the economic effect of an allocation to be considered substantial, the Treasury regulations require that the allocations must have a reasonable possibility of substantially affecting the dollar amounts to be received by the Members, independent of tax consequences. In applying the substantiality test, tax consequences that result from the interaction of the allocation with such Members tax attributes that are unrelated to the Company must be taken into account.

Limitations on Deduction of Losses

Adjusted Basis: The adjusted basis of a Members interest in the Company is equal to the amount of cash or the adjusted basis of any property which that Member contributes to the Company,

(1) increased by that Members share of Company's liabilities, if any,
(2) decreased (but not below zero) by distributions to the Member from the Company (including constructive cash distributions resulting from a decrease in Company liabilities),
(3) decreased by the Members allocable share for the taxable year and prior taxable years, of the Company's losses, and
(4) increased by that Member's allocable share for the taxable year and prior taxable years of the Company's income.

Under certain circumstances, Members may include a portion of certain Company liabilities in their basis. The Company does not presently intend to borrow funds from any Member. In general, Company recourse liabilities are shared by the Members in the same manner as they share Company losses, and Company non-recourse liabilities are shared by the Members in the same manner as they share Company profits. A Company liability is a recourse liability to the extent that one or more Members bear the economic risk of loss for such liability. A Company liability is a non-recourse liability to the extent that no Member bears the economic risk of loss for such liability. It is not known at this time if the Company will incur any recourse liabilities or any non-recourse liabilities.

If a Member's allocable share of a Company loss for any Company taxable year exceeds the Member's adjusted basis in his/her interest in the Company at the end of that taxable year, such excess may not be deducted at that time but may be carried over and deducted in any later year in and to the extent that, the Member's adjusted basis in his/her interest in the Company at the end of the later taxable year exceeds zero.

At-Risk Rules: In addition to the adjusted basis limitation, a Member's ability to deduct Company losses is further limited by the at-risk rules. These rules, which only apply to individuals and certain closely held corporations, allow a Member to deduct losses from an at-risk activity only to the extent of the Member's amount at-risk with respect to such activity at the close of the taxable year. Each Member will be considered at-risk with respect to that Member's initial cash capital contribution to the Company. A Member generally is not considered to be at-risk for Company liabilities with respect to which the Member has no personal liability.

A Member will only be considered at-risk for Company indebtedness to the extent that the Member is personally liable for repayment of such indebtedness or the Member pledged certain property as security for the repayment of such indebtedness. Also, in case of certain real property holding activities, a Member will be considered at-risk for qualified non-recourse financing as defined in the Code. Each Member's initial amount at-risk for their interest in the Company will be limited to such Member's initial cash capital contribution to the Company. If a Member borrows the money to fund a capital contribution to the Company, the Member should consult his or her own tax advisor regarding the possible tax consequences of such borrowing under the at-risk rules.

Passive Loss Rules: In addition to the adjusted basis limitation and at-risk rules, the ability of a Member that is an individual or a closely held corporation to deduct a share of Company losses is further limited by the passive loss rules. These rules provide that passive activity losses can only be deducted against passive activity income and cannot be deducted against income from other sources. A passive activity is any activity which involves the conduct of any trade or business and in which the taxpayer does not materially participate. Depending on their individual situations, Members may or may not be considered to materially participate in the management of the Company, and the income and losses from the Company may or may not be treated as income or loss from a passive activity. Since the impact of the passive loss rules will vary from Member to Member, all Members should consult their own tax advisor regarding this matter.

Profit Objective of the Company

Deductions will be disallowed if they result from activities not entered into for profit to the extent that such deductions exceed an amount equal to the greater of:

(1) the gross income derived from the activity; or
(2) deductions (such an interest and taxes) that are allowable in any event.

The applicable Treasury regulations indicate a transaction will be considered as entered into for profit where there is an expectation of profit in the future. either of a recurring type or from the disposition of property. In addition. the Code provides, among other things. an activity is presumed to be engaged for profit if the gross income from such activity for three of the five taxable years ending with the taxable year in question exceeds the deductions attributable to such activity. It is anticipated that the Company will satisfy this test.

Portfolio Income

The Company's primary source of income will be interest, which is ordinarily considered "portfolio income" under the Internal Revenue Code ("Code"). Similarly, Temporary Regulations issued by the Internal Revenue Service in 1988 (Temp. Reg. Section 1.469 2T(f) (4) (ii)) confirmed that net interest income from an equity financed lending activity such as the Company will be treated as portfolio income. not as passive income. to Members. Therefore. Investors in the Company will not be entitled to treat their proportionate share of Company income as passive income, against which passive losses (such as deductions from unrelated real estate investments) may be offset.

Property Held Primarily for Sale: Potential Dealer Status

The Company has been organized to invest in notes primarily secured by deeds of trust on real property. However, if the Company were at any time deemed for federal tax purposes to be holding one or more Company notes primarily for sale to customers in the ordinary course of business (a "dealer"), any gain or loss realized upon the disposition of such notes would be taxable as ordinary gain or loss rather than as capital gain or loss. The federal income tax rates for ordinary income are currently higher than those for capital gains. In addition. income from sales of notes to customers in the ordinary course of business would also constitute unrelated business taxable income to any Investors which are tax-exempt entities. Under existing law, whether or not real property is held primarily for sale to customers in the ordinary course of business must be determined from all the relevant facts and circumstances. The Company intends to make and hold the Company notes for investment purposes only. and to dispose of Company notes. by sale or otherwise. at the discretion of the Manager and as consistent with the Company's investment objectives. It is possible that, in so doing, the Company will be treated as a "dealer" in mortgage notes. and that profits realized from such sales will be considered unrelated business taxable income to otherwise tax-exempt Investors in the Company.

Unrelated Business Taxable Income

DUE TO THE COMPLEX NATURE OF ERISA. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR OR PENSION CONSULTANT TO DETERMINE THE APPLICATION OF ERISA TO HIS OR HER PROSPECTIVE INVESTMENT.

The following summary constitutes only a general discussion of certain aspects of unrelated business taxable income as it applies to Qualified Plans and other tax-exempt entities. A detailed analysis of ERISA considerations of an investment in the Company is beyond the scope of this discussion.

Units may be offered and sold to certain tax-exempt entities (if such as qualified pension or profit sharing plans or other tax exempt entities qualified under ERISA). Such tax exempt entities generally do not pay federal income taxes on their income unless they are engaged in a business which generates "unrelated business taxable income," as that term is defined by Section 513 of the Code. Under the Code, tax exempt purchasers of Units will be deemed to be engaged in an unrelated trade or business by reason of interest income earned by the Company. Interest income (which will constitute the primary source of Company income) does not constitute an item of unrelated business taxable income, except to the extent it is derived from debt financed property.

Rents from real property and gains from the sale or exchange of property are also excluded from unrelated business taxable income. unless the property is held primarily for sale to customers or is acquired or leased in certain manners described in Section 514 (c) (9) of the Code. Therefore. unrelated business taxable income may also be generated if the Company operates or sells at a profit any property that has been acquired through foreclosure on a Company note. but only if such property (1) is deemed to be held primarily for sale to customers, or (2) is acquired from or leased to a person who is related to a tax-exempt Investor in the Company.

The trustee of any trust that purchases Units in the Company should consult with his or her tax advisors regarding the requirements for exemption from federal income taxation and the consequences of failing to meet such requirements, in addition to carefully considering his or her fiduciary responsibilities with respect to such matters as investment diversification and the prudence of particular investments.

Sale of Member Interest in the Company

Because the Company may report income on the accrual basis and not distribute all earnings to Members because of cash flow considerations, the sale by Members of their interests in the Company generally may result in a capital gain (or loss). This is because any gain attributable to a Member's share of the Company's unrealized receivable or inventory items that have substantially appreciated in value may be reflected in the value of a Unit. Any distributions as a result of events such as these will be taxed as ordinary income. In the event of a sale or transfer of an interest in the Company by a Member, the distributive share of Company income, gain, loss, deduction or credit for the entire interest would be allocated between the transferor and the transferee.

In the unlikely event that fifty percent (50%) or more of the total number of Ownership Interests in the capital and profits of the Company are sold or exchanged within any consecutive twelve month period, the Company would be considered terminated for federal income tax purposes. A termination of the Company for federal income tax purposes would cause the Company's taxable year to end with respect to all Members and could have potentially adverse federal income tax consequences, including a change in the adjusted tax basis of Company property and the bunching of taxable income within one taxable period. The Company is empowered, by the Operating Agreement, to prohibit of any transfer of interest in the Company that would cause such termination.

Liquidation of the Company

Upon liquidation of the Company, any gain or loss recognized by reason of a distribution to the Members will be considered as gain or loss from the sale exchange of a capital asset, except to the extent of unrealized receivable and substantially appreciated inventory items. Members will recognize gain on the distribution only to the extent any money received, including a reduction in a Member's share of Company liabilities for which no Member is personally liable, exceeds the Member's adjusted basis of its interest in the Company. Loss will not be recognized except under certain limited circumstances. A loss may be recognized as a result of offsetting the capitalized syndication fees of the Company against the liquidation proceeds. Generally, the basis to a Member of any property distributed in-kind is its adjusted basis for its Membership interest, less any money received in the distribution.

Alternative Minimum Tax

Individual Members may be subject to the alternative minimum tax, which increases a Member's tax liability to the extent the Member's "Alternative Minimum Tax" exceeds his or her regular income tax (less certain credits) for the year. The amount of alternative minimum tax liability (if any) for an Member will depend on such Member's income, gain, deduction, loss, credit and tax preference from sources other than the Company and the interaction of these items with such Member's share of Company income, gain, loss, deduction, credit and tax preference in determining a Member's alternative minimum taxable income. The passive loss limitation rules discussed above will apply to income, gain, deductions, loss and credits from Company sources in the same manner as in determining its/his/her regular taxable income.

BECAUSE OF THE COMPLEXITY OF THE COMPUTATION OF THE ALTERNATIVE MINIMUM TAX, PROSPECTIVE MEMBERS ARE URGED TO CONSULT THEIR PERSONAL TAX ADVISORS WITH REGARD TO THE IMPACT OF THE ALTERNATIVE MINIMUM TAX ON THEIR TAX SITUATIONS.

Company Election to Step Up the Basis of its Assets when Members Sell Their Ownership Interest in the Company

When Members sell or exchange Units, the Transferee Members may have an adjusted basis in the Units equal to their cost. The Company does not automatically adjust the tax basis of its property to reflect the change in the Transferee Member's adjusted basis for such Member's Interest. However, the Company may elect, in its sole discretion, upon a sale or exchange of a Member's Interest in the Company, to adjust the tax basis of Company property only for purposes of determining the Transferee Member's share of depreciation and gain or loss from the Company. The general effect of such an election is that the Transferee Members are treated, for purposes of depreciation and gain or loss, as though they had acquired a direct Interest in the Company assets, and therefore a new cost basis for such assets. Any such election, once made, cannot be revoked without the consent of the IRS. If the Company chooses not to make the aforementioned election, a Transferee Member may be at a disadvantage in selling their Interest in the

Company since the Transferee ordinarily would obtain no current tax benefit for the excess, if any, of the cost of such Interest over the Transferee's share of the Company's adjusted basis in its assets.

Company Audits: The Tax Treatment of Company Items and Penalties

The tax treatment of all Company items of income, expense, gain or loss will be determined at the Company level in a consolidated proceeding rather than in separate proceedings with the Members. A determination by the IRS in proceedings at the Company level is referred to as a final administrative adjustment ("FAA"). When a FAA is made, the IRS must initially send notice to a "Tax Matters Partner." The Company believes that in the context of a limited liability Company, the IRS will recognize the Manager as the appropriate person to serve in that capacity. The Operating Agreement designates the Manager as Tax Matters Partner, but gives the Manager the authority to designate another person. The IRS also has such authority. Generally, notice to the Members must be mailed within sixty (60) days after the mailing of notice to the Tax Matters Partner. Every Member is entitled to participate in the IRS administrative proceedings at the Company level. If a settlement is reached with one or more Members, it is binding on them. All other Members shall be entitled to settle on the same terms if they so request. A Member will not be bound by the Tax Matters Partner's settlement agreement if the Member files a statement, within a period to be prescribed by the Secretary of the Treasury, stating that the Tax Matters Partner does not have the authority to enter into a settlement with the IRS on his or her behalf. In general, no person other than the Tax Matters Partner may bind any Member with respect to a settlement agreement with the IRS. Also, the Company and its Members may choose to litigate an assessment of tax made under the IRS FAA procedures.

While the IRS will ordinarily be required to initiate proceedings against the Company and not against an Individual Member, such requirement is waived with respect to any Member whose treatment of an item on such Member's individual return is inconsistent with the treatment of that item on the Company's tax return, unless the Member files a statement with the IRS identifying the inconsistency. In the absence of such a disclosure, the IRS may, without sending the Member a deficiency notice, assess and collect the additional tax necessary to make the Members treatment of the item consistent with the Company's treatment of the item.

If a deficiency is determined as the result of an audit, each Member will be liable for payment of his or her share of the deficiency, plus compound interest at the then applicable interest rate. Interest on tax deficiencies is generally non-deductible. If a deficiency is determined as the result of an audit, Members may be subject to the "Accuracy related penalty" on all or a portion of the deficiency. The amount of the accuracy related penalty is twenty percent (20%) of any underpayment attributable, among other things, to:

(1) negligence or intentional disregard of rules or regulations,
(2) a substantial underpayment of tax, or
(3) a substantial valuation overstatement.

This penalty does not apply if the Member can show there was reasonable cause for the underpayment and the Member acted in good faith with respect to the underpayment. In the case of a deficiency attributable to a substantial underpayment, the penalty also does not apply to the extent the Member had "substantial authority" for the position taken on the tax return or the facts relevant to that position were adequately disclosed on the Members return or in a statement attached to the return.

Organization Expenses

Amounts paid or incurred to organize the Company ("Organization Costs") are not currently deductible. However, the Manager has elected to incur the Organization Costs of the Company. The Company shall pay its own general administrative and operating expenses. It shall reimburse the Manager or Affiliates for any expenses incurred by the Manager that are properly considered ordinary and reasonable business expenses of the Company, including, without limiting the generality of the foregoing, stationery, office supplies, postage, accounting and legal fees related to the Company's business, notary, document preparation fees and other fees payable by the lender, and other ordinary and reasonable business expenses.

Tax Returns

The Company intends to retain a certified public accounting firm to prepare and review the Company's annual federal information tax return, including Schedule K-1, which the Company will issue to all Members, and other tax returns the Company may be required to file. The Schedule K-1 will provide the Members with the information regarding the Company that the Members will need to prepare and file their own tax returns.

Tax Year

The Company intends to adopt a December 31st year-end for federal income tax reporting purposes.

Method of Accounting

The Company will report its income for federal income tax reporting purposes using the accrual method of accounting. Under the accrual method, income is reportable in the year when earned, whether or not it has actually or constructively been received, and expenses are deductible in the year in which all events have occurred that determine the fact of the Company's liability, the amount of the liability is determinable with reasonable accuracy and "economic performance" (as defined in the Code) has occurred.

Tax Shelter Registration

The Manager has determined the Company is not a tax shelter under the applicable tax shelter registration rules. Accordingly, the Manager will not register the Company with the IRS as a tax shelter.

Tax Law Subject to Change

Frequent and substantial changes have been made and will likely continue to be made, to the federal income tax laws. The changes made to the tax laws by legislation are pervasive and, in many cases have yet to be interpreted by the IRS or the courts.

State and Local Taxes

A detailed analysis of the state and local tax consequences of an investment in the Company is beyond the scope of this discussion. Prospective Members are advised to consult their own tax counsel regarding these consequences and the preparation of any state or local tax returns that a Member may be required to file.

ERISA CONSIDERATIONS

General

The Employee Retirement Income Security Act of 1974 ("ERISA") contains strict fiduciary responsibility rules governing the actions of "fiduciaries" of employee benefit plans. It is anticipated that some Members will be corporate pension or profit sharing plans, or other employee benefit plans that are subject to ERISA. In any such case, the person making the investment decision concerning the purchase of Units will be a "fiduciary" of such plan and will be required to conform to ERISA's fiduciary responsibility rules.

DUE TO THE COMPLEX NATURE OF ERISA, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR OR PENSION CONSULTANT TO DETERMINE THE APPLICATION OF ERISA TO HIS OR HER PROSPECTIVE INVESTMENT.

Prudent Man Standard

Persons making investment decisions for employee benefit plans (i.e., "fiduciaries") must discharge their duties with the care, skill and prudence which a prudent man familiar with such matters would exercise in like circumstances. In evaluating whether the purchase of Units is a prudent investment under this rule, fiduciaries should consider all of the risk factors set forth above. Fiduciaries should also carefully consider the possibility and consequences of unrelated business taxable income (see "Tax Considerations"), as well as the percentage of plan assets which will be invested in the Company insofar as the diversification requirements of ERISA are concerned. An investment in the Company is non-liquid, and fiduciaries must not rely on an ability to convert an investment in the Company into cash in order to meet liabilities to plan participants who may be entitled to distributions.

FAILURE TO CONFORM TO THE PRUDENT MAN STANDARD MAY EXPOSE A FIDUCIARY TO PERSONAL LIABILITY FOR ANY RESULTING LOSSES

Prohibited Transactions

The Manager shall not accept subscriptions for Units from ERISA, IRA, or other retirement plan investors unless, immediately after any such Units are sold, the aggregate of ERISA, IRA, and other retirement plan Investors will hold less than twenty-five percent (25%) of the total outstanding equity interests in the Company (measured by capital accounts).

Annual Valuation

Fiduciaries of plans subject to ERISA are required to determine annually the fair market value of the assets of such plans as of the close of any such plan's fiscal year. Although the Manager will provide annually upon the written request of an Member an estimate of the value of the Units based upon, among other things, outstanding mortgage investments, it may not be possible to value the Units adequately from year to year, because there will be no market for them.

FINANCIAL STATEMENTS

The Company is a newly created entity with a provision for 5,000 unissued units in member interests of the Company. Tentatively, up to 5000 units will be allocated to the initial two members, the President and his affiliate, but no further capital will be open to subscription pending qualification of these securities to be received from the Securities and Exchange Commission. There will be no initial organization setup costs payable by the Company as these will be absorbed by the Manager. There will be no underwriters for the sale of these securities and therefore no commissions cost will incur. Normal expenses will commence to arise from the day-to-day accounting and administration activities of the Company as soon as these securities are qualified by the Securities and Exchange Commission. A six monthly financial report will be produced reflecting the total sale of the securities, application of the proceeds and the expenses todate.

The Manager is also a newly created entity as a startup management service organization for the Company. The members consist of the President and his affiliate with an initial startup capital of $100. This entity has not operated any other business activities other than setting up and organizing the unit capital raising of American Home Capital, LLC.

ADDITIONAL INFORMATION AND UNDERTAKINGS

The Manager undertakes to make available to each offeree every opportunity to obtain any additional information from the Company or the Manager necessary to verify the accuracy of the information contained in this Offering Circular, to the extent that it possesses such information or can acquire it without unreasonable effort or expense. This additional information includes, without limitation, all the organizational documents of the Company, recent financial statements for the Manager and all other documents or instruments relating to the operation and business of the Company and material to this offering and the transactions contemplated and described in this Offering Circular.

SECURITIES ACT 1933 SECTION 3(b) REGULATION A EXEMPTION

THE SALE OF LIMITED LIABILITY COMPANY INTERESTS COVERED BY THIS OFFERING CIRCULAR HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS SET FORTH IN SECTION 3(b) OF THE ACT AND REGULATION A THEREUNDER OTHER THAN AN OFFERING STATEMENT RELATING TO THESE SECURITIES HAVING BEEN FILED.

OFFERING CIRCULAR - EXHIBIT A
LLC OPERATING AGREEMENT

OPERATING AGREEMENT of AMERICAN HOME CAPITAL, LLC

This Limited Liability Company Operating Agreement ("Agreement") of AMERICAN HOME CAPITAL, LLC ("Company") is dated October 31, 2006, and is entered into among American Home Support Group, a Georgia Limited Liability Company ("Manager"), each Person who has become a Member, and each of the additional Persons who become Members in accordance with the provisions of this Agreement.

RECITALS

The Company is a limited liability company formed under the Georgia Limited Liability Company Act. The other parties to this Agreement are the Company's Initial Members and those additional Persons who are subsequently admitted as Members in accordance with the provisions of this Agreement. The parties intend by this Agreement to define their rights and obligations with respect to the Company's governance and financial affairs and to adopt regulations and procedures for the conduct of the Company's activities. Accordingly, for good and valuable consideration, the receipt and sufficiency of which is mutually acknowledged, the parties agree as follows:

ARTICLE 1: DEFINITIONS

1.1 **Scope.** For purposes of this Agreement, unless the language or context clearly indicates that a different meaning is intended, capitalized terms have the meanings specified in this Article.

1.2 **Defined Terms.**

(a) "Act" means the Georgia Limited Liability Company Act.

(b) "Affiliate", with respect to a Person, means (1) a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person, (2) a Person who owns or controls at least ten percent of the outstanding voting interests of the Person, (3) a Person who is an officer, director, manager or general partner of the Person, or (4) a Person who is an officer, director, manager, general partner, trustee or owns at least ten percent of the outstanding voting interests of a Person described in clauses (1) through (3) of this sentence.

(c) "Agreement" means this agreement, including any amendments.

(d) "Articles" means the Articles of Organization filed with the Secretary of State to organize the Company as a limited liability company, including any amendments.

(e) "Bankruptcy" means the filing of a petition seeking liquidation, reorganization, arrangement, readjustment, protection, relief or composition in any state or federal bankruptcy, insolvency, reorganization or receivership proceeding.

(f) "Capital Account" of a Member means the capital account maintained for the Member in accordance with Article 4.

(g) "Capital Investment" of a Member means an amount equal to a Member's original capital investment less any return of capital plus any additions to capital.

(h) "Code" means the Internal Revenue Code of 1986, as amended.

(i) "Company" means AMERICAN HOME CAPITAL, LLC and any successor company.

(j) "Contribution" means anything of value that a Member contributes to the Company as a prerequisite for, or in connection with, membership including any combination of cash, property, services rendered, a promissory note or any other obligation to contribute cash or property or render services.

(k) "Dissociation" means a complete termination of a Member's membership in the Company in consequence of an event described in Article 3.

(l) "Distribution" means the Company's direct or indirect transfer of money or other property with respect to a Membership Interest.

(m) "Entity" means an association, relationship or artificial person through or by means of which an enterprise or activity may be lawfully conducted, including, without limitation, a partnership, trust, limited liability company, corporation, joint venture, cooperative or association or an unincorporated association other than a non-profit association.

(n) "Family," with respect to a Member, means individuals who are related to the Member by blood, marriage or adoption. For the purposes of this definition, an individual is related to the Member by marriage if the person is related by blood or adoption to the Member's current spouse.

(o) "Note Loss Reserve" refers to the contingency reserve fund which will be established and maintained for the purpose of covering unexpected cash needs of the Company.

(p) "Manager" means a Person who is vested with authority to manage the Company in accordance with Article 5.

(q) "Manager's Compensation" shall have the meaning ascribed to it in Article 5.

(r) "Member" means any person who is a member, or who subsequently admitted as an additional or a substitute Member after the date of this Agreement, in accordance with Article 3.

(s) "Membership Interest" means a Member's percentage interest in the Company, consisting of the Member's right to share in Profits, receive Distributions, participate in the Company's governance, approve the Company's acts, participate in the designation and removal of the Manager and receive information pertaining to the Company's affairs. Changes in Membership Interests , including those necessitated by the admission and Dissociation of Members, will be reflected in the Company's records. The allocation of Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act.

(t) "Minimum Gain" means minimum gain as defined in Sections 1.704 2 (b)(2) and 1.704 2(d) of the Regulations.

(u) "Net Profits" shall have the meaning ascribed to it in Article 5.

(v) "Performance Fee" shall have the meaning ascribed to it in Article 5.

(w) "Permitted Transferee", with respect to a Member, means another Member, a member of the Member's Family, or a trust for the benefit of the Member or a member of the Member's Family.

(x) "Person" means a natural person or an Entity.

(y) "Profit", as to a positive amount, and "Loss", as to a negative amount, mean, for a Taxable Year, the Company's income or loss for the Taxable Year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

(z) "Regulations" means proposed, temporary or final regulations promulgated under the Code by the Department of the Treasury, as amended.

(aa) "Unit" means a prorata portion of the interest of a Member in the profits, losses, assets, liabilities and other financial attributes of ownership of the Company.

(bb) "Taxable Year" means the Company's taxable year as determined in Article 4.

(cc) "Transfer," as a noun, means a transaction or event by which ownership of any Membership Interest is changed or encumbered, including, without limitation, a sale, exchange, abandonment, gift, pledge or foreclosure. "Transfer," as a verb, means to effect a Transfer.

(dd) "Transferee" means a Person who acquires any Membership Interest by Transfer from Member or another Transferee and is not admitted as a Member in accordance with Article 3.

ARTICLE 2: THE COMPANY

2.1 **Status.** The Company is a Georgia Limited Liability Company organized under the Act.

2.2 **Name.** The Company's name is AMERICAN HOME CAPITAL, LLC.

2.3 **Term.** The Company's existence as a limited liability company will continue until 12/31/2014, unless sooner terminated under the Act or this Agreement. At the discretion of the Manager, the Company's term of existence may be extended for two additional terms of five years each. Any further extensions will require a majority vote of the Members.

2.4 **Purpose.** The Company's purpose is to participate in joint ventures with Group member companies or affiliates of the Manager by advancing funds for the purpose of acquiring real estate, and by holding promissory notes secured by deeds of trust, mortgages, security agreements and legal title to real and personal property in the United States of America, and to collect and distribute to the Members the Net Profits therefrom. The Company may take any action incidental and conducive to the furtherance of that purpose.

2.5 **Principal Place of Business.** The Company's principal place of business is located at 165 Highlane Dr. Stockbridge GA 30281

2.6 **Registered Agent and Registered Office.** The Company's registered office in Georgia is located at 165 Highlane Dr. Stockbridge GA 30281, and its registered agent at that location is Pak Yong. The Company may change its registered agent or registered office at any time.

ARTICLE 3: MEMBERSHIP

3.1 **Types of Membership.** The Company shall consist of Series A Units only and there are no other types of units as of the date of this Operating Agreement.

3.2 **Identification.**

(a) Unit Price. The Unit price is $1,000 per Unit. The Manager, at its discretion, may adjust the per Unit price for additional Units by adjusting the book value of the assets of the Company to reflect the fair market value of those assets and determining the liabilities of the Company. In such event, the adjusted book value less the liabilities, divided by the number of Units outstanding shall determine the then current price per Unit. Otherwise and until such time, the unit price shall remain at One Thousand Dollars ($1,000) per Unit.

(b) Additional and Substitute Members. The Company may admit additional or substitute Members with the sole approval of the Manager. Except as set forth in Article 3, the Manager may withhold approval of the admission of any Person for any or no reason. The Manager will not permit any person to become a member until such person has agreed to be bound by all the provisions of this Agreement as amended to the date of the proposed admission.

(c) Rights of Additional or Substitute Members. A Person admitted as an additional or substitute Member has all the rights and powers, and is subject to all the restrictions and obligations of a Member under this Agreement and the Act.

3.3 **Verification of Membership Interests.** Within 10 days after receipt of a Member's written request, the Company will provide the Member with a statement of the number of Units held by such Member as of the date the Units were purchased. The statement will serve the sole purpose of verifying the Member's holding of Units, as reflected in the Company's records, and will not constitute for any purpose a certificated security, negotiable instrument or other vehicle by which a Transfer of Units may be affected.

3.4 **Withdrawal, Redemption Policy, and Other Events of Dissociation.** A Member may resign as such at any time.

A Member will also cease to be a Member upon (i) such Members' expulsion from the Company; or (ii) when Member no longer owns any Units.

(a) Upon the occurrence of any such event (an event of "Dissociation"): (1) the Member's right to participate in the Company's governance, receive information concerning the Company's affairs and inspect the Company's books and records will terminate; and (2) unless the Dissociation resulted from the Transfer of the Member's Units, the Member will be entitled to receive the Distributions to which the Member would have been entitled as of the effective date of the Dissociation had the Dissociation not occurred. The Member will remain liable for any obligation to the Company that existed prior to the effective date of the Dissociation, including any costs or damages resulting from the Member's breach of this Agreement.

(b) The Manager also plans to cause the Company to repurchase some Units from Members who wish to reduce their holdings of Units, either before or after resigning from membership. It is likely, though not certain, that the Company will often have sufficient funds on hand to repurchase a limited number of Units, and rather than reinvest them as set forth above, the Manager may determine to use a portion of them to reduce the capital of the Company by repurchasing Units. The effect of such repurchases on Members who do not sell will be to increase their percentage share of the remaining assets of the Company, and thus their proportionate share of its future earnings, losses and distributions. The reduction in the number of Units will also increase the relative voting power of remaining Members. The amount and timing of any such purchases are within the discretion of the Manager, which may not be compelled to repurchase Units under any circumstances other than as set forth above.

(c) Any obligation of the Company to repurchase Units shall be subject to availability of cash for such purpose, which availability shall be determined after (1) paying or making provision for the payment of the expenses of the Company; (2) maintaining adequate reserves for contingencies; and (3) paying the amounts due to all other former Members who sooner exercised their right to sell their Units to the Company. No repurchase may be made which would render the Company unable to pay its obligations as they come due. In no event shall the Company be obligated to sell any of its assets to raise cash to pay any portion of the repurchase price.

(d) Upon the exercise of option to sell Units to the Company, and continuing until the Company has actually repurchased all such Units, the holder of such Units shall have the status of a Transferee who has not been admitted as a Member, i.e., the right to receive distributions when and as declared, but not to vote. Units actually repurchased by the Company revert to the status of authorized but unissued Units, and the former holders have no further rights with respect to them.

(e) Upon dissolution and termination of the Company, a winding-up period is provided for liquidating the Company's assets and distributing cash to Members. Due to high prevailing interest rates or other factors, the Company could suffer reduced earnings (or losses) if a substantial portion of its note portfolio remains and must be liquidated quickly during the winding up period. Members who sell their Units prior to any such liquidation will not be exposed to this risk. Conversely, if prevailing interest rates have declined at a time when the note portfolio must be liquidated, unanticipated profits could be realized by those Members who remained in the Company until its termination.

3.5 Manner of Action by Members.

(a) Meetings.

(1) Right to Call. The Manager, or any combination of Members holding in the aggregate more than 10 percent of all issued and outstanding Units, may call a meeting of Members by giving written notice to all Members not less than 10, nor more than 60 days prior to the date of the meeting. The notice must specify the date, time and place of the meeting and the nature of any business to be transacted. A Member may waive notice of a meeting of Members orally, in writing, or by attendance at the meeting.

(2) Time and Place. Unless otherwise specified in the notice of meeting, all meetings shall be held at 2:00 p.m. on a regular business day of the Company, at a venue designated by the Company. No meeting may be held on a Sunday or legal holiday, at a time that is before 7:30 a.m. or after 9:00 p.m., or at a place more than 60 miles from the Company's principal place of business.

(3) Proxy Voting. A Member may act at a meeting of Members through a Person authorized by signed proxy.

(4) Quorum. Members whose aggregate holdings exceed 50 percent of the issued and outstanding Units will

constitute a quorum at a meeting of Members. No action may be taken in the absence of a quorum.

(5) Required Vote. Except with respect to matters for which a greater minimum vote is required by the Act or this Agreement, the vote of Members present whose aggregate holdings exceed 50 percent of the Units owned by all Members present will constitute the act of the Members at a meeting of Members.

(b) Written Consent. The Members may act without a meeting by written consent describing the action and signed by Members whose aggregate holdings of Units equal or exceed the minimum that would be necessary to take the action at a meeting at which all Members were present.

3.6 **Limitation on Individual Authority.** A Member who is not also the Manager has no authority to bind the Company. A Member whose unauthorized act obligates the Company to a third party will indemnify the Company for any costs or damages the Company incurs as a result of the unauthorized act.

3.7 **Negation of Fiduciary Duties.** A Member who is not also the Manager owes no fiduciary duties to the Company or to the other Members solely by reason of being a Member.

3.8 **Resignation of a Member.** A Member at any time may resign from the Company by giving written notice to the Company and the other Members at least 60 days prior to the effective date of the resignation.

3.9 **Expulsion of a Member.** At any time there are more than two Members, the Company may expel a Member, but only for cause and with the approval of Members holding more than 2/3 of all issued and outstanding Units. Cause for expulsion exists if the Member has materially breached or is unable to perform the Member's material obligations under this Agreement. A Member's expulsion from the Company will be effective upon the Member's receipt of written notice of the expulsion.

3.10 **Transfer of Membership.**

(a) Restrictions on Transfer. A Member may Transfer Units only in compliance with this Article 3. An attempted Transfer of all or a portion of a Unit that is not in compliance with this Article 3 is null and void.

(b) Permitted Transfers. A Member may at any time Transfer one or more Units to a Permitted Transferee if, as of the date the Transfer takes effect, the Company is reasonably satisfied that all of the following conditions are met:

(1) the Transferee is a person with the same qualifications as the original Member;

(2) the Transfer, alone or in combination with other Transfers, will not result in the Company's termination for federal income tax purposes;

(3) the Transfer is the subject of an effective registration under, or exempt from the registration requirements of, applicable state and federal securities laws;

(4) the Company receives from the Transferee the information and agreements reasonably required to permit it to file federal and state income tax returns and reports; and

(5) the Company receives payment from the Transferee of a transfer fee of $100.00 for each Transferee. Where Transferees hold title together, as joint tenants, tenants in common, partners or otherwise, a Transfer to them shall only incur one transfer fee.

(c) Transferor's Membership Status. If a Member Transfers less than all of his or her Units, the Member's rights with respect to the transferred Units, including the right to vote or otherwise participate in the Company's governance and the right to receive Distributions, will terminate as of the effective date of the Transfer. However, the Member will remain liable for any obligation with respect to the transferred portion that existed prior to the effective date of the Transfer, including any costs or damages resulting from the Member's breach of this Agreement. If the Member Transfers all of his or her Units, the Transfer will constitute an event of Dissociation for purposes of Article 3.

(d) Transferee's Status.

(1) Admission as a Member. A Member who Transfers one or more Units has no power to confer on the Transferee the status of a Member. A Transferee may be admitted as a Member only in accordance with

the provisions of this Article. A Transferee who wishes to become a Member must make application in writing to the Company and provide evidence, as requested by the Company, of compliance with all conditions to admission, as set forth above. Prior to admission, each proposed member must execute and deliver a counterpart of this Agreement, as amended to date, or a separate written agreement to be bound hereby. The Company shall not without cause refuse the application for membership of a Transferee who has complied with all the provisions of this Agreement.

(2) Rights of Non Member Transferee. A Transferee who is not admitted as a Member in accordance with the provisions of this Article: (i) has no right to vote or otherwise participate in the Company's governance; (ii) is not entitled to receive information concerning the Company's affairs or inspect the Company's books and records; (iii) with respect to the transferred Units, is entitled to receive the Distributions to which the Member would have been entitled had the Transfer not occurred; and (iv) is subject to the restrictions imposed by this Article 3 to the same extent as a Member. Any provision of the Agreement permitting or requiring the Members to take action by vote or written approval of a specified percentage of the Units shall be deemed to mean only Units then owned by Members.

3.11 **Dissociation.**

(a) Events of Dissociation. A Member's Dissociation from the Company occurs upon: (1) the Member's expulsion or (2) the Member's Transfer of all the Member's Units.

(b) Rights of Member Following Dissociation. As of the effective date of the Member's Dissociation: (i) the Member's right to participate in the Company's governance, receive information concerning the Company's affairs and inspect the Company's books and records will terminate; and (ii) unless the Dissociation resulted from the Transfer of the Member's Units, the Member will be entitled to receive the Distributions to which the Member would have been entitled had the Dissociation not occurred. Except as provided in Article 3, the Member will have no right to any return of such Member's capital or to sell Units to the Company. The Member will remain liable for any obligation to the Company that existed prior to the effective date of the Dissociation, including any costs or damages resulting from the Member's breach of this Agreement.

ARTICLE 4: FINANCE

4.1 **Contributions.**

(a) Manager and its Unitholder. The Manager and its unitholders plan to subscribe to purchase a certain number of Series A units.

(b) Additional Members. A Person admitted as a Member in connection with the acquisition of Units directly from the Company will pay $1,000 per Units, or the then current unit price if different from $1,000.

(c) Additional Contributions. The Company may authorize additional Contributions, such as reinvestment of Distributions, at such times and on such terms and conditions as it determines to be in its best interest. Absent the Company's authorization, no Member is permitted to make additional Contributions.

(d) Contributions Not Interest Bearing. A Member is not entitled to interest or other compensation with respect to any cash or property the Member contributes to the Company.

(e) Return of Capital. The Company may distribute a return of capital to the Members in its discretion.

4.2 **Allocation of Profit and Loss.**

(a) General Allocation. After giving effect to the special allocations required by subsection (b) of this article, the Company's Profit or Loss for a Taxable Year, including the Taxable Year in which the Company is dissolved, will be allocated among the Members in proportion to the Units they held during the applicable tax reporting period.

(b) Effect of Transfers During Year. The Company will prorate items attributable to Units that are the subject of a Transfer during a Taxable Year between the transferor and the Transferee based on the portion of the Taxable Year that elapsed prior to the Transfer.

4.3 **Tax Allocations.** For federal income tax purposes, unless the Code otherwise requires, each item of the

Company's income, gain, loss or deduction will be allocated to the Members in proportion to their allocations of the Company's Profit or Loss.

4.4 **Monthly Distributions.**

(a) Each month, the Manager will distribute the Company's accrued Net Profits (defined hereafter) to the Members on a pro-rata basis based upon their capital accounts, to the extent that there is cash available and provided that the monthly distribution will not impact the continuing operations of the Company (the "Monthly Distribution") as follows: 100% to the Members.

(b) "Net Profits" is the Company's monthly gross income less the payments of the Company's monthly operating expenses (such as the Manager's Compensation (Article 5), amounts due by the Company on any loans or line of credit, audit costs, and Company taxes) and an allocation of income for a note loss reserve (the "Note Loss Reserve"). All distributions will be made on a monthly basis, in arrears.

(c) The monthly distribution shall be based upon the expected net profits for that fiscal year, even though the actual Net Profits may vary from month to month. This variation could result in a return of capital in a given month where the amount of the monthly distribution is greater than a Member's share of the Net Profits for that month.

(d) By the end of the Company's fiscal year and after completion of its annual audit, the Manager will make every effort to have distributed to each Member the amount of Net Profits that will be allocated to that Member on the Schedule K-1 that he, she, or it receives for income tax reporting. However, the amount of income reported to each Member on his, her, or its Schedule K-1 may differ somewhat from the actual cash distributions made during the fiscal year covered by the Schedule K-1 due to, among other things the Note Loss Reserve and factors unique to the tax accounting of Company, such as the treatment of investment expense.

4.5 **Reinvestment Election.** Upon admission as members into the Company, Investors must elect to (i) receive monthly cash distributions from the Company in the amount of that Member's share of cash available for distribution, or (ii) allow the monthly distributions to be reinvested by purchasing additional Series A Units, or (iii) a combination of (i) or (ii) above. An election to reinvest all or a portion of the monthly Distributions is revocable at any time, upon a written request to revoke such election. Such election shall become effective on the first (1st) day of the month following receipt of the election. If no election is made, then the monthly distribution will be a cash distribution.

4.6 **Capital Accounts.**

(a) General Maintenance. The Company will establish and maintain a Capital Account for each Member. A Member's Capital Account will be:

(1) increased by: (i) the amount of any money the Member contributes to the Company's capital; and (ii) the Member's share of Profits and any separately stated items of income or gain; and

(2) decreased by: (i) the amount of any money the Company distributes to the Member; and (ii) the Member's share of Losses and any separately stated items of deduction or loss.

(b) Adjustments for Acquisitions and Redemptions. If at any time a Person acquires Units from the Company or the Company redeems Units, the Company may adjust the Members' Capital Accounts to reflect any Profit or Loss the Company would have realized had it sold all of its assets at fair market value on the date of the acquisition or redemption.

(c) Transfer of Capital Account. A Transferee of Units succeeds to the portion of the transferor's Capital Account that corresponds to the portion of the Membership Interest that is the subject of the Transfer.

(d) Compliance with Code. The requirements of this Article are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions and credits have substantial economic effect under the Regulations promulgated under Section 704(b) of the Code.

ARTICLE 5: MANAGEMENT

5.1 **Representative Management**. The Company will be managed by one Manager. The Manager is American Home Support Group., a Georgia limited liability company, located at 165 Highlane Dr, Stockbridge Georgia 30281. By execution of this Agreement, and without prejudice to the right of the Members to remove the Manager as set forth in Article 5, the Initial Members and each Person hereafter admitted as a Members, other than Transferees, shall be deemed to have elected such Manager.

5.2 **Time Devoted to Business.** The Manager will devote to the Company's activities the amount of time reasonably necessary to discharge the Manager's responsibilities.

5.3 **Powers and Authority.**

(a) General Scope. Except for matters on which the Members' approval is required by the Act or this Agreement, the Manager has full power, authority and discretion to manage and direct the Company's business, affairs and properties, including, without limitation, the specific powers referred to in paragraph (b), below.

(b) Specific Powers.

(1) The Manager is authorized on the Company's behalf to make all decisions as to (i) the development, sale, lease or other disposition of the Company's assets; (ii) the purchase or other acquisition of other assets of all kinds; (iii) the management of all or any part of the Company's assets and business; (iv) the borrowing of money and the granting of security interests in the Company's assets (including loans from Members); (v) the prepayment, refinancing or extension of any mortgage affecting the Company's assets; (vi) the compromise or release of any of the Company's claims or debts; (vii) the employment of Persons for the operation and management of the Company's business; and (viii) all elections available to the Company under any federal or state tax law or regulation.

(2) The Manager on the Company's behalf may execute and deliver (i) all contracts, conveyances, assignments, leases, subleases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (ii) all checks, drafts and other orders for the payment of the Company's funds; (iii) all promissory notes, mortgages, deeds of trust, security agreements and other similar documents; (iv) all articles, certificates and reports pertaining to the Company's organization, qualification and dissolution; (v) all tax returns and reports; and (vi) all other instruments of any kind or character relating to the Company's affairs.

5.4 **Required Member Approval.** Notwithstanding any other provision of this Agreement, without the approval of Members holding a majority of the issued and outstanding Units, the Manager may take no action with respect to: (a) the sale, lease, exchange, mortgage, pledge or other disposition of all or substantially all of the Company's assets; (b) the Company's merger with or conversion into another Entity; (c) an undertaking involving a debt or obligation which would, when taken together with all other obligations of the Company, exceed one half of the face value of all notes then held by the Company; and (d) a transaction, not expressly permitted by this Agreement, involving a conflict of interest between the Manager and the Company, provided however that the sale to the Company of mortgage notes originated by the Manager shall not be deemed a transaction involving a conflict of interest.

5.5 **Duties of Manager.**

(a) Fiduciary Duty. The Manager shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in the Manager's possession or control. Except as expressly permitted herein, or by subsequent approval of the Members, the Manager shall not employ, or permit another to employ Company funds or assets in any manner except for the exclusive benefit of the Company.

(b) Standard of Care.

(1) Exculpation. The Manager will not be liable to the Company or any Member for an act or omission done in good faith to promote the Company's best interests, unless the act or omission constitutes gross negligence, intentional misconduct or a knowing violation of law.

(2) Justifiable Reliance. The Manager may rely on the Company's records maintained in good faith and on information, opinions, reports or statements received from any Person pertaining to matters the Manager reasonably believes to be within the Person's expertise or competence.

(c) Competing Activities. The Manager may participate in any business or activity without accounting to the Company or the Members. Each Member waives the benefit of the corporate opportunity doctrine, on his or her own behalf and on behalf of the Company, and agrees that the Manager may deal in deeds of trust and mortgages for its own account and/or for the accounts of others without any requirement to account to the Company for such dealings.

(d) Self Dealing. In addition to the transactions expressly permitted by this Agreement, the Manager may enter into a business transaction with the Company if the terms of the transaction are no less favorable to the Company than those of a similar transaction with an independent third party. Approval or ratification by Members having no interest in the transaction, while not required, will constitute conclusive evidence that the terms satisfy the foregoing condition.

(e) Specific Transactions. Without limiting the generality of the foregoing, it is hereby acknowledged and agreed that the Manager shall be permitted to bargain for and accept the following compensation for transactions connected with the business of the Company:

(1) Note Origination Fees. The Manager shall serve as portfolio manager for the Company, and in that connection may charge and retain all note origination fees charged to borrowers by the Company. The amount of such fees shall be as agreed by the borrowers, but may not exceed 15% of the principal amount of the note. Company shall not incur such fees but shall pay over to the Manager the fees the Company collects from borrowers.

(2) Real Estate Commissions. In the event the Company acquires ownership of any real property, whether by foreclosure or otherwise, and the Manager decides to sell it, the Manager shall be allowed to receive such portion of the real estate commission as the real estate broker handling such sale is willing to share with the Manager, provided the total real estate commission does not exceed the rate then prevailing in the area where the property is located. The Manager may also bargain for and accept finder's fees, in lieu of a share of commission, from selling real estate brokers.

(3) Sale of Real Property to Affiliates. In selling or otherwise disposing of real property owned by the Company, the Manager may sell the same to one or more of its Affiliates, or to other organizations in which Manager or its Affiliates have an interest, provided the price and terms of such sale are at least as advantageous as the Company could otherwise have obtained.

(4) Purchase of Notes. The Manager may cause the Company to purchase existing notes from the Manager and/or its Affiliates, provided such notes meet the underwriting standards applicable to other notes purchased by the Company, no foreclosure has been initiated with respect to such note, and the price paid by the Company does not exceed the principal balance then owing upon such note.

(5) Reimbursement of Business Expenses. The Company shall pay its own general administrative and operating expenses. It shall reimburse the Manager or affiliates for any expenses incurred by the Manager that are properly considered ordinary and reasonable business expenses of the Company, including, without limiting the generality of the foregoing, stationery, office supplies, postage, accounting and legal fees related to the Company's business, notary, document preparation fees and other fees payable by the Company, and other ordinary and reasonable business expenses.

5.6 **Indemnification of Manager.** Except as limited by law, the Company shall indemnify the Manager for all expenses, losses, liabilities and damages the Manager actually and reasonably incurs in connection with the defense or settlement of any action arising out of or relating to the conduct of the Company's activities, except an action with respect to which the Manager is adjudged to be liable for breach of a fiduciary duty owed to the Company or the Members under the Act or this Agreement. The Company shall advance the costs and expenses of defending actions against the Manager arising out of or relating to the management of the Company, provided it first receives the written undertaking of the Manager to reimburse the Company if ultimately found not to be entitled to indemnification.

5.7 **Compensation of the Manager or Affiliates.** The Company will compensate the Manager or affiliates as follows for services rendered to or on behalf of the Company (collectively, "Manager's Compensation"):

(a) Note origination fees are collected by the Company from its creators and paid to the Manager and/or its affiliates. Note origination fees consist of points, processing fees, underwriting fees, document preparation fees, escrow fees, disbursement fees, warehousing fees, administration fees and other similar charges. Sometimes these fees are negotiated and partially passed through to the Company in order to make the overall yield suitable for the portfolio when the return may otherwise be too low. Sometimes such fees may be as high as 10%, but are usually never greater than 15% of the principal amount of each note. Further, fees for arranging the extension of maturing notes may be charged by the Company and passed-through to the

Manager and/or its affiliates for its services. Such fees are normally 1–10% of the principal amount of the note. The Manager reserves the right to use affiliates or other outside agencies to originate and service notes.

(b) If the Company purchases an existing note from a third party, the Manager or affiliates will be paid by the Company, a fee comparable to a note origination fee ("Purchase Fees"). This fee will not exceed the discount received by the Company for the purchase of said note and the note terms and conditions will be comparable or better than those for originating notes.

(c) The Manager has business affiliates that may handle the resale of properties taken back in foreclosure by the Company. If the Manager elects to act as the listing agent, its compensation shall not exceed the prevailing rate in the area where the real property is located. Such fees are approximately four percent to six percent (4%-6%) of the sales price depending upon the size of the note, cooperating brokers, and a variety of other factors ("Real Estate Commissions"). As to out of state property, a local state real estate broker will be employed by the Company and paid the prevailing commission.

(d) The Manager or affiliates will service the notes owned by the Company. This consists of billing and collecting notes owned by the Company. The Manager's compensation (not including attorney's fees, foreclosure fees and court costs, if needed) will be:

(i) Generally, 1/12th of 1% of the principal amount of each Company note, payable monthly (i.e. 1% per year). Collected monthly from the payments received by the Company from the borrowers. This fee may vary from note to note. It is anticipated that this fee will not exceed 4% annually.

(ii) 0% of any late charges collected from borrowers. The Manager reserves the right to waive collection of any late charges or reduce the percentage retained.

(iii) 0% of any prepayment penalties collected from borrowers. Manager reserves the right to waive collection of any prepayment penalties or reduce the percentage retained.

(iv) 0% of any default interest. Manager reserves the right to waive collection of default interest or reduce the percentage retained.

(v) 100% of any extension fees. Such fees for arranging the extension of maturing notes may be charged by the Company and passed-through to the Manager for its services. Manager reserves the right to waive collection of any extension fees or reduce the percentage retained.

(Collectively, referred to herein as the "Note Servicing Fees".)

(e) Performance Fee. As compensation for the good performance of the fund, the Manager shall be entitled to a performance fee that consists of 20% of the Profit of the Company above a 10% per annum return to all Members, calculated as of December 31st of each year.

5.8 **Tenure.**

(a) Term. The Manager will serve until the earlier of (1) the Manager's resignation; (2) the Manager's removal; (3) the Manager's Bankruptcy; (4) as to a Manager who is a natural person, the Manager's death or adjudication of incompetency; and (5) as to a Manager that is an Entity, the Manager's dissolution. In any such event, the Members shall promptly elect a successor as Manager.

(b) Resignation. The Manager at any time may resign by written notice delivered to the Members at least 30 days prior to the effective date of the resignation.

(c) Removal. The Members may remove the Manager at any time after 3 years from the date of this Operating Agreement, with or without cause, by vote or written consent of Members holding a majority of all issued and outstanding Units.

5.9 **Officers.** The Company may have officers such as a President, Vice-President, Chief Financial Officer, Treasurer, or Secretary, who may, but need not be Members. A Majority of the Members may provide for additional officers and for their election, and may alter the powers, duties, and compensation of the President and of all officers.

ARTICLE 6: RECORDS AND ACCOUNTING

6.1 **Maintenance of Records.**

(a) Required Records. The Company will maintain, at its registered office in Georgia or accountants office, such books, records and other materials as are reasonably necessary to document and account for its activities, including, without limitation, those required to be maintained by the Act.

(b) Member Access. A Member and the Member's authorized representative will have reasonable access to, and may inspect and copy, all books, records and other materials pertaining to the Company or its activities. The exercise of such rights will be at the requesting Member's expense.

(c) Confidentiality. No Member or Manager will disclose any information relating to the Company or its activities to any unauthorized person or use any such information for his or her or any other Person's personal gain.

6.2 **Financial Accounting.**

(a) Accounting Method. The Company will account for its financial transactions using the accrual method of accounting.

(b) Taxable Year. The Company's Taxable Year is the Company's annual accounting period, as determined by the Manager in compliance with Sections 441, 444 and 706 of the Code.

6.3 **Reports.**

(a) Members. As soon as practicable after the close of each Taxable Year, the Company will prepare and send to the Members such reports and information as are reasonably necessary to (1) inform the Members of the results of the Company's operations for the Taxable Year and (2) enable the Members to completely and accurately reflect their distributive shares of the Company's income, gains, deductions, losses and credits in their federal, state and local income tax returns for the appropriate year.

(b) Periodic Reports. The Company will complete and file any periodic reports required by the Act or the law of any other jurisdiction in which the Company is qualified to do business.

6.4 **Tax Compliance.**

(a) Withholding. If the Company is required by law or regulation to withhold and pay over to a governmental agency any part or all of a Distribution or allocation of Profit to a Member:

(1) the amount withheld will be considered a Distribution to the Member; and

(2) if the withholding requirement pertains to a Distribution in kind or an allocation of Profit, the Company will pay the amount required to be withheld to the governmental agency and promptly take such action as it considers necessary or appropriate to recover a like amount from the Member, including offset against any Distributions to which the Member would otherwise be entitled.

(b) Tax Matters Partner. The Manager, or a Person designated by the Manager, shall act as the "Tax Matters Partner" pursuant to Section 6231 (a)(7) of the Code. The Tax Matters Partner will inform the Members of all administrative and judicial proceedings pertaining to the determination of the Company's tax items and will provide the Members with copies of all notices received from the Internal Revenue Service regarding the commencement of a Company level audit or a proposed adjustment of any of the Company's tax items. The Tax Matters Partner may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item. The Company will reimburse the Tax Matters Partner for reasonable expenses properly incurred while acting within the scope of the Tax Matters Partner's authority.

ARTICLE 7: DISSOLUTION

7.1 **Events of Dissolution.**

(a) Events Causing Dissolution. The Company will dissolve upon the first of the following to occur:

(1) 12/31/2014 or such later date as may be established at the discretion of the Manager, or such later date as established by majority vote of the Members:

(2) the vote of the Members to dissolve the Company;

(3) the sale or other disposition of all or substantially all the assets of the Company;

(4) any event that makes the Company ineligible to conduct its activities as a limited liability company under the Act; or

(5) any event or circumstance that makes it unlawful or impossible for the Company to carry on its business.

(b) Exclusivity of Events. Unless specifically stated to in this Article, no event or occurrence will cause the Company's dissolution.

7.2 **Effect of Dissolution.**

(a) Appointment of Liquidator. Upon the Company's dissolution, the Manager (unless unwilling or unable to serve as such) shall serve as liquidator, and as such will wind up and liquidate the Company in an orderly, prudent and expeditious manner in accordance with the following provisions of this Article. While serving as liquidator, the Manager shall have the same authority, powers, duties and compensation as before dissolution, except that the liquidator shall not acquire any additional assets for the Company, and shall use its best efforts to liquidate the Company's existing assets as rapidly as is consistent with receiving the fair market value thereof. If the Manager is unwilling or unable to serve as liquidator, or has resigned or been removed, the Members shall elect another person, who may be a Member, to serve as liquidator.

(b) Time for Liquidation. The Company will not immediately cease to exist upon the occurrence of an event causing its dissolution, but will continue until its affairs have been wound up. It is acknowledged and agreed that the assets of the Company are illiquid, and will take time to sell. The liquidator shall liquidate the Company's assets as promptly as is consistent with obtaining the fair market value thereof, either by sale to third parties or by collecting note payments under the terms of the notes.

(c) Final Accounting. The liquidator will make proper accountings, (1) to the end of the month in which the event of dissolution occurred, and (2) to the date on which the Company is finally and completely liquidated.

(d) Duties and Authority of Liquidator. The liquidator will make adequate provision for the discharge of all of the Company's debts, obligations and liabilities. The liquidator may sell, encumber or retain for distribution in kind any of the Company's assets. Any gain or loss recognized on the sale of assets will be allocated to the Members' Capital Accounts in accordance with the provisions of Article 4.5. With respect to any asset the liquidator determines to retain for distribution in kind, the liquidator will allocate to the Members' Capital Accounts the amount of gain or loss that would have been recognized had the asset been sold at its fair market value.

(e) Final Distribution. The liquidator will distribute any assets remaining after the discharge or accommodation of the Company's debts, obligations and liabilities to the Members in proportion to their Capital Accounts. The liquidator will distribute any assets distributable in kind to the Members in undivided interests as tenants in common. A Member whose Capital Account is negative will have no liability to the Company, the Company's creditors or any other Member with respect to the negative balance.

(f) Required Filings. The liquidator will file with the Secretary of State such statements, certificates and other instruments, and take such other actions, as are reasonably necessary or appropriate to effectuate and confirm the cessation of the Company's existence.

ARTICLE 8: GENERAL PROVISIONS

8.1 **Amendments.**

(a) Required Amendments. The Company, the Manager and the Members will execute and file any amendment to the Articles required by the Act. If any such amendment results in inconsistencies between the Articles and this Agreement, this Agreement will be considered to have been amended in the specifics necessary to eliminate fine inconsistencies.

(b) Other Amendments. The Manager or any Member may propose for consideration and action an amendment to this Agreement or to the Articles. A proposed amendment will become effective at such time as it is approved by a majority of the outstanding Units (excluding the Manager's Units) and a majority of the Members (excluding the Manager).

8.2 **Power of Attorney.** Each Member appoints the Manager, with full power of substitution, as the Member's attorney in fact, to act in the Member's name to execute and file (a) all certificates, applications, reports and other instruments necessary to qualify or maintain the Company as a limited liability company in the states and foreign countries where the Company conducts its activities, (b) all instruments that effect or confirm changes or modifications of the Company or its status, including, without limitation, amendments to the Articles, and (c) all instruments of transfer necessary to effect the Company's dissolution and termination. The power of attorney granted by this Article is irrevocable, coupled with an interest and shall survive the death of the Member.

8.3 **Nominee.** Title to the Company's assets may be held in the name of the Company or any nominee (including any Manager or any Member so acting), as the Company determines. The Company's agreement with any nominee may contain provisions indemnifying the nominee for costs or damages incurred as a result of the nominee's service to the Company.

8.4 **Investment Representation.** Each Member represents to the Company and the other Members that (a) the Member is acquiring Units in the Company for investment and for the Member's own account and not with a view to its sale or distribution and (b) neither the Company nor any other Member has made any guaranty or representation upon which the Member has relied concerning the possibility or probability of profit or loss resulting from the Member's investment in the Company.

8.5 **Resolution of Disputes.**

(a) Mediation. The parties will endeavor in good faith to resolve all disputes arising under or related to this Agreement by mediation according to the then prevailing rules and procedures of the American Arbitration Association.

(b) Arbitration. If the parties fail in their attempt to resolve a dispute by mediation, they will submit the dispute to arbitration according to the then prevailing rules and procedures of the American Arbitration Association. Georgia law will govern the rights and obligations of the parties with respect to the matters in controversy. The prevailing party in such arbitration shall be entitled to recover its costs and reasonable attorney's fees in addition to all other relief. The arbitrator's award will be final and binding and judgment may be entered in any court of competent jurisdiction.

8.6 **Notices.** Notices contemplated by this Agreement may be sent by any commercially reasonable means, including hand delivery, first class mail, fax, email or private courier. The notice must be prepaid and addressed as set forth in the Company's records. The notice will be effective on the date of receipt or, in the case of notice sent by first class mail, the fifth day after mailing.

8.7 **Resolution of Inconsistencies.** If there are inconsistencies between this Agreement and the Articles, the Articles will control. If there are inconsistencies between this Agreement and the Act, this Agreement will control, except to the extent the inconsistencies relate to provisions of the Act that the Members cannot alter by agreement. Without limiting the generality of the foregoing, unless the language or context clearly indicates a different intent, the provisions of this Agreement pertaining to the Company's governance and financial affairs and the rights of the Members upon Dissociation and dissolution will supersede the provisions of the Act relating to the same matters.

8.8 **Provisions Applicable to Transferees.** As the context requires and subject to the restrictions and limitations imposed by Articles 3.8 and 3.9, the provisions of this Agreement pertaining to the rights and obligations of a Member also govern the rights and obligations of the Member's Transferee.

8.9 **Additional Instruments.** Each Member will execute and deliver any document or statement necessary to give effect to the terms of this Agreement or to comply with any law, rule or regulation governing the Company's formation and activities.

8.10 **Computation of Time.** In computing any period of time under this Agreement, the day of the act or event from which the specified period begins to run is not included. The last day of the period is included, unless it is a Saturday, Sunday or legal holiday, in which case the period will run until the end of the next day that is not a Saturday, Sunday or legal holiday. For purposes of this paragraph, a day shall be deemed to end at 5:00 p.m. in the time zone where Company then maintains its principal place of business.

8.11 **Entire Agreement.** This Agreement and the Articles comprise the entire agreement among the parties with respect to the Company. This Agreement and the Articles supersede any prior agreements or understandings with respect to the Company. No representation. statement or condition not contained in this Agreement or the Articles has any force or effect.

8.12 **Waiver.** No right under this Agreement may be waived, except by an instrument in writing signed by the party sought to be charged with the waiver.

8.13 **General Construction Principles.** Words in any gender are deemed to include the other genders. The singular is deemed to include the plural and vice versa. The headings and underlined paragraph tides are for guidance only and have no significance in the interpretation of this Agreement.

8.14 **Binding Effect.** Subject to the provisions of this Agreement relating to the transferability of Membership Interests and the rights of Transferees, this Agreement is binding on and will inure to the benefit of the Company, the Members and their respective distributees, successors and assigns.

8.15 **Governing Law.** Georgia law governs the construction and application of the terms of this Agreement.

8.16 **Severability.** If any provision of this Agreement shall be deemed invalid, unenforceable or illegal, then notwithstanding such invalidity, unenforceability or illegality, the remainder of this Agreement shall continue in full force and effect.

8.17 **Counterparts.** This Agreement may be executed in counterparts, each of which will be considered an original as to the party signing it. Facsimile signatures shall have the same legal effect as original signatures.

(Signature Page to LLC Operating Agreement)

American Home Support Group, *a Georgia Limited Liability Company*

____

PN Ben Yong, President

BY PURCHASING UNITS AND EXECUTING A SUBSCRIPTION AGREEMENT, EACH MEMBER AGREES TO THE TERMS AND PROVISIONS OF THIS OPERATING AGREEMENT.

OFFERING CIRCULAR - EXHIBIT B
SUBSCRIPTION AGREEMENT

Investor/Member No.: ____________________

SUBSCRIPTION AGREEMENT
AMERICAN HOME CAPITAL, LLC

THE LIMITED LIABILITY COMPANY UNITS OF AMERICAN HOME CAPITAL, LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED TO ANY PERSON AT ANY TIME, IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH UNITS UNDER THE ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE MANAGER OR THE LIMITED LIABILITY COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED, OR IN A MANNER INCONSISTENT WITH THE TERMS OF THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT GOVERNING SUCH LIMITED LIABILITY COMPANY, WHICH IS INCORPORATED HEREIN BY THIS REFERENCE.

1. **Subscription:**

(a) The undersigned ("Undersigned" or "Purchaser") hereby applies to become a Member in AMERICAN HOME CAPITAL, LLC, a Georgia Limited Liability Company, (the "LLC") and to purchase the number of Units of Ownership Interests ("Units") indicated below, all in accordance with the terms and conditions of this Subscription Agreement and the LLC Operating Agreement (the "Operating Agreement") attached to the Offering Circular of the LLC (the "Offering Circular"). This subscription shall be binding on the LLC only when, and to the extent, it is accepted by the Manager, as evidenced by the signature hereon of a duly authorized officer of the Manager. Subject to such acceptance, the Undersigned agrees to become a Member of the LLC and to be bound by all the terms and conditions of the Operating Agreement.

(b) Neither the execution nor the acceptance of this Subscription Agreement constitutes the Undersigned a Member of the LLC. This is an agreement to purchase the Units on a "when issued basis"; and the Purchaser will become a Member only when the Purchaser's funds are transferred to the account of the LLC, and the Units are issued to the Purchaser. Until that time, the Purchaser shall have only the rights set forth in this agreement, and no others.

(c) Before this subscription for Units is considered, the Undersigned must deliver to the Manager a check in the amount of $1,000 per Unit (initial investment requires a minimum of 10 Units).

(d) This subscription may be rejected as a whole or in part by the Manager in its sole and absolute discretion. If, and to the extent, this subscription is rejected by the Manager, the funds tendered by the Undersigned shall be returned to the extent of such rejection.

(e) To the extent this subscription is accepted, the funds accepted from the Undersigned may be deposited in one or more interest bearing accounts in the name of the Purchaser with one or more federally insured banks located in Georgia. Interest earned, if any, on Purchaser's funds shall accrue to the benefit of Purchaser until such time as the Manager transfers the Purchaser's funds to the account of the LLC and issues the Units to the Purchaser.

(f) The Manager has the discretion to extend the Closing Date for up to twelve months.

(g) The offering may continue until it is fully subscribed or until the latest closing date allowed. During the remainder of the offering period. the Manager may declare as many interim closings as it may deem advisable to fund investments by the LLC. Upon each such interim closing, subscriber funds shall be transferred to the LLC to the extent determined by the Manager, and the corresponding number of Units shall be issued to the Purchaser(s).

(h) The Undersigned shall have the right to cancel this subscription at any time before the Units are issued. After such issuance, this subscription shall be irrevocable as to such funds applied to the purchase of Units. Cancellation of a subscription shall be effective when the Manager has received written notice to that effect prior to transferring the subscriber's funds to the LLC and issuing Units. Upon cancellation, the Manager shall return the funds deposited by the Undersigned, with interest earned thereon, if any, as set forth above.

(i) This Subscription Agreement is not transferable or assignable by the Undersigned.

(j) This Subscription, upon acceptance by the LLC, shall be binding on the heirs, executors, administrators, successors and assigns of the Undersigned.

(k) If the Purchaser is more than one person, the obligations of all of them shall be joint and several, and the representations and warranties contained herein shall be deemed to be made by and to be binding upon each such person and his heirs, executors, administrators, successors, and assigns.

(l) If at any time before the Purchaser's funds have been transferred to the LLC there is any material change in the information about the Purchaser which was provided in this Subscription Agreement, the Undersigned shall notify the Manager of such change. Upon receipt of any such information, whether from the Undersigned or otherwise, the Manager may revoke all or any part of this subscription to the extent funds have not already been transferred to the LLC.

(m) The Undersigned will not transfer or attempt to transfer any of the Units or any interest therein without prior approval of the Manager.

2. **Acknowledgments:** The Undersigned understands and acknowledges that:

(a) There are both known and unforeseen risks incident to the ownership of Units in the LLC. Such investment is speculative and involves risk of loss by the Undersigned.

(b) The books and records of the LLC will be reasonably available for inspection by the Undersigned or the Undersigned's representatives, if any, at the LLC's place of business or accountant's office. However, the LLC was recently organized for the purpose of this offering, and there may be few such books and records at this time.

(c) The Undersigned has been advised to consult his or her own attorney concerning this investment and to consult with independent tax counsel regarding the tax considerations of participating in the LLC.

(d) The discussion of the federal income tax considerations arising from investment in the LLC as set forth in the Offering Circular is general in nature and the federal income tax considerations to the Undersigned of investment in the LLC will depend on individual circumstances. The Offering Circular does not discuss State income tax considerations, which will apply to all or substantially all subscribers.

(e) The discussion of the federal income tax considerations relates to an investment by an individual and does not address the federal income tax considerations of a corporation, partnership, trust, or other form of business entity.

(f) There can be no assurance the Internal Revenue Code or the Regulations under the Code will not be amended in a manner adverse to the interests of the Undersigned or the LLC.

(g) The use of financial projections for this type of Offering is not permitted. Any statement or representation regarding future performance of an investment in the Units has not been authorized by the LLC, and should not be relied upon. No person is authorized to make any such statements or representations on behalf of the LLC.

(h) The Undersigned must bear the economic risk of investment for an indefinite period of time because the Units may not be sold, pledged, or otherwise transferred in the absence of an effective registration or qualification under federal and applicable state law or an opinion by counsel to the LLC that such registration or qualification is not required, and then only to the extent permitted by the Operating Agreement.

(i) No public market exists for the Units or is anticipated to exist for the Units.

(j) Any documents or certificates issued to evidence ownership of the Units will bear restrictive legends notifying prospective purchasers of the transfer restrictions set forth above, and the Manager will not permit transfer of any Units on the books of the LLC in violation of such restrictions.

3. **Restrictions:** The Undersigned and each of them represent and warrant as follows: PLEASE CROSS OUT AND/OR WRITE IN ANY INFORMATION NECESSARY TO MAKE THE FOLLOWING STATEMENTS COMPLETE AND CORRECT:

(a) The Undersigned has read and is familiar with the Offering Circular and Exhibits, including the Operating Agreement.

(b) The Undersigned has carefully reviewed and understands the risks of, and other considerations relating to, a purchase of Units, including those set forth under the "Investment Risks", "Business Risks", "Conflicts of Interest", and "Income Tax Considerations" sections of the Offering Circular. The Undersigned is not relying on the Manager or the LLC, nor their respective officers, directors, agents, attorneys, employees or other representatives, for any legal, accounting, tax or financial advice.

(c) Neither the Undersigned nor his/her representatives, if any, have been furnished any offering literature other than the Offering Circular and the documents attached as exhibits thereto, and no person has made to the Undersigned any statements, representations or agreements not set forth in the Offering Circular or its exhibits. The Undersigned and his/her representatives, if any, have relied only on the information contained in the Offering Circular and such exhibits, and not on any other information provided by or on behalf of the LLC or the Manager.

(d) The information provided by the Undersigned in this Subscription Agreement is complete, correct and not misleading, and does not omit any information needed to keep the information provided from being misleading.

(e) The Undersigned has adequate means of providing for his/her current needs and personal contingencies, has no need for liquidity in his/her investment and could afford to lose some portion of his/her investment.

(f) The Undersigned is obtaining the Units for his/her own account (or for a trust account if the Undersigned is a trustee, or for a minor if the Undersigned is the parent, relative, custodian, or guardian of that minor) for investment purposes and not with a view or intention to resell or distribute the same, and has no present intention, agreement, or arrangement to divide his/her participation with others or to resell, assign, transfer, or otherwise dispose of all or any part of the Units for which the Undersigned has subscribed.

(g) If the Undersigned is a corporation, partnership, trust, or other entity, the individuals signing in its name are duly authorized to execute and deliver this Subscription Agreement on behalf of such entity, and the purchase of the Units by such entity will not violate any law or agreement by which it is bound.

4. **Indemnification:**

The Undersigned shall indemnify the Initial Members (identified in the Operating Agreement), the Manager and the LLC, and hold them harmless and defend them from and against any and all liability, damage, cost, or expense (including attorneys' fees) arising out of or in connection with: (i) Any inaccuracy in, or breach of, any of the Undersigned's declarations, representations, warranties or covenants set forth in this document or any other document or writing delivered to the LLC; (ii) Any disposition by the Purchaser of any Units in violation of this Agreement, the Operating Agreement or applicable law; or (iii) Any action, suit, proceeding or arbitration alleging any of the foregoing.

5. **Choice of Laws:** This Agreement is made in, and shall be construed in accordance with and governed by the laws of the State of Georgia.

6. **Power of Attorney:**

(a) The Undersigned irrevocably constitutes and appoints the Manager with full power of substitution as his/her true and lawful attorney-in-fact and agent, to execute, acknowledge, verify, swear to, deliver, record, and file, in the Undersigned's name or his/her assignee's name, place, and stead, all instruments, documents, and certificates that may from time to time be required by the laws of the United States of America, the State of Georgia, and any other states in which the LLC conducts or plans to conduct business, or any political subdivision or agency of the government, to effectuate, implement, and continue the valid existence of the LLC, including, without limitation, the power of attorney and authority to execute, verify, swear to, acknowledge, deliver, record and file the following:

(i) The Operating Agreement, the Articles of Organization, and all other instruments (including amendments) that the Manager deems appropriate to form, qualify or continue the LLC as a limited liability company in the State of Georgia and all other jurisdictions in which the LLC conducts or plans to conduct business;

(ii) All instruments that the Manager deems appropriate to reflect any amendment to the Operating Agreement, or modification of the LLC, made in accordance with the terms of the Operating Agreement;

(iii) A fictitious business name certificate and such other certificates and instruments as may be necessary under the fictitious or assumed name statute from time to time in effect in the State of Georgia and all other jurisdictions in which the LLC conducts or plans to conduct business;

(iv) All instruments relating to the admission of any additional or substituted Member; and

(v) All conveyances and other instruments that the Manager deems appropriate to reflect the dissolution and termination of the LLC pursuant to the terms of the Operating Agreement.

(b) The power of attorney granted is a special power of attorney and shall be deemed to be coupled with an interest, shall be irrevocable, shall survive the death, dissolution, bankruptcy, or legal disability of the Undersigned, and shall extend to the Undersigned's heirs, successors, and assigns. The Undersigned agrees to be bound by any representations made by the Manager acting in good faith under such power of attorney, and each Member waives any and all defenses that may be available to contest, negate, or disaffirm any action of the Manager taken in good faith under such power of attorney.

7. **SUBSCRIPTION FOR UNITS:**

A. **Number of Series A Units subscribed for:** __________ (initial investment minimum is 10)

B. **Election to Receive Monthly Cash Distributions or Allow Distributions to be Reinvested**

The Undersigned elects to (select **ONE** of the following provisions):

- ☐ Receive monthly cash distributions from the LLC in the amount of Subscriber's share of cash available for distribution;
- ☐ Allow earnings to be reinvested in additional ***Series A*** Units for the term of the LLC.
- ☐ Split the investment into two accounts to allow a portion to be reinvested in additional ***Series A*** Units and a portion to be distributed in cash as follows:

_______% to reinvest in ***Series A*** units; _______% to receive monthly cash distributions.

Purchaser understands and agrees that the foregoing election is revocable, in writing, at any time and agrees that an election to reinvest distributions, once made upon subscription for Units, is revocable, in writing, as of the 1st day of each subsequent month. Purchaser further understands and agrees that:

(1) cash retained by the LLC on behalf of all Members who elect to reinvest their distributions will be used by the LLC to make further mortgage notes or for other LLC purposes;

(2) the income from such further notes will be allocated to all Members of the LLC, in proportion to their respective capital accounts; and

(3) Members whose funds are retained by the LLC pursuant to an election to reinvest distributions will have the retained funds credited to their capital accounts. They will therefore be entitled to a larger proportionate share of future LLC earnings, and Member voting rights, than Members who elected to receive monthly distributions.

C. **Form of Ownership**

Please indicate the form in which you will hold title to your interest, please consider carefully. Once your subscription is accepted, a change in the form of title constitutes a transfer of the membership interest and will therefore be restricted by the terms of the operating agreement and result in additional costs to you. Purchaser should seek the advice of an attorney in deciding in which of the forms to take ownership of the units because different forms of ownership can have varying gift tax, estate tax, income tax and other consequences depending on the particular personal circumstances.

- ☐ INDIVIDUAL OWNERSHIP (one signature required).
- ☐ JOINT TENANTS WITH RIGHT TO SURVIVORSHIP AND NOT AS TENANTS IN COMMON (both or all parties must sign).
- ☐ COMMUNITY PROPERTY (one signature required if interest held in one name, i.e., managing spouse; two signatures required if interest held in both names).
- ☐ TENANTS IN COMMON (both or all parties must sign).
- ☐ GENERAL PARTNERSHIP (fill out all documents in the name of the partnership, by a partner authorized to sign).
- ☐ LIMITED PARTNERSHIP (fill out all documents in the name of the limited partnership by a general partner authorized to sign, and include a copy of the Certificate of Limited Partnership - LP1).
- ☐ CORPORATION (fill out all documents in the name of the corporation, by the President and Secretary, and include a certified corporate resolution authorizing the signature).
- ☐ TRUST (fill out all documents in the name of the trust, by the trustee, and include a copy of the instrument creating the trust and any other documents necessary to show that the investment by the trustee is authorized). The date of the trust must appear on the notarial where indicated.
- ☐ IRA or KEOGH plan (fill out all document in the name of the IRA or Keogh plan, by the beneficiary). The documents must also be executed by the custodian of the plan.

D. **Mailing Address for Statements and Checks**

Make Checks Payable to: ______________________________

Mailing address that you would like your statements and checks sent to:

____

____

____

E. **Individual purchaser(s) name(s) to be registered:**

Name: ______________________________

Social Security No.: _______ - ______ - _______ Date of Birth: _______/_____/_____

Name of Spouse: ______________________________

Social Security No.: _______ - ______ - _______ Date of Birth: _______/_____/_____

F. **Family Trust purchaser to be registered:**

Exact name of Family Trust: ______________________________

Federal Tax Identification No. ______________________________

G. **For both Individual purchasers and Family Trust purchasers:**

Please complete the following. If Family Trust, the questions should be completed by the Trustee(s).

Residence Address: ______________________________

Residence Phone Number: (______) ______________

Employment Status:

Self: ☐ Full Time ☐ Part Time ☐ Retired

Current position held: ______________________________

Employer and Business Address: ______________________________

Business Phone Number: (_____) ______________

Is this business owned and operated by you? ☐ Yes ☐ No

Spouse: ☐ Full Time ☐ Part Time ☐ Retired

Current position held: ______________________________

Employer and Business Address: ______________________________

Business Phone Number: (_______) ______________

Is this business owned and operated by you? ☐ Yes ☐ No

H. **Corporate purchaser to be registered:**

Name of Corporation: ______________________________

Federal Tax Identification No. ______________________________

State and date of incorporation :________________________ ________/_____/______

I. **Partnership or other business entity purchaser to be registered:**

Name of Partnership or other business entity: ______________________________

Federal Tax Identification No. ______________________________

State and date of incorporation :________________________ ________/_____/______

J. **For corporation, business trust, investment company, partnership or other business entity:**
Please complete the following:

Fiscal year end:________________________

Principal place of business: ______________________________

K. **Company Pension or Profit Sharing Plan purchaser to be registered:**

Exact Name of the Plan: ______________________________

Name(s) of the Trustee(s): ______________________________

Trustee's Address: ______________________________

Federal Tax Identification No. ______________________________

State and date of organization ______________________________

BY PURCHASING UNITS AND EXECUTING THIS SUBSCRIPTION AGREEMENT, EACH MEMBER AGREES TO THE TERMS AND PROVISIONS OF THE LLC'S OPERATING AGREEMENT.

L. **Signature Page**

FOR GOOD AND VALID CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the Undersigned, intending to be legally bound, has executed this Subscription Agreement this ________ day of ____________________, 20___.

______________________________	______________________________
Name of Purchaser (individual(s) or entity) (printed or typed)	Name of Purchaser (individual(s) or entity) (printed or typed)
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Name and title (if applicable) of person signing	Name and title (if applicable) of person signing

ACCEPTANCE (NOT VALID UNTIL ACCEPTED BY MANAGER)

The LLC has accepted this Subscription this ________ day of ______________________, 20______.

AMERICAN HOME CAPITAL, LLC

a Georgia Limited Liability Company

By: **AMERICAN HOME SUPPORT GROUP**,
a Georgia Limited Liability Company, Manager

By: ____________________________________
PN Ben Yong, President

Submit Subscription

Make check payable to "AMERICAN HOME CAPITAL, LLC" and mail check and signed Subscription Agreement to:

AMERICAN HOME CAPITAL, LLC, 165 Highlane Dr, Stockbridge GA 30281

OFFERING CIRCULAR - EXHIBIT C
SUBSCRIPTION AGREEMENT ADDENDUM

Investor/Member No.: ____________________

AMERICAN HOME CAPITAL, LLC

TO BE COMPLETED BY EXISTING INVESTORS INSTEAD OF SUBSCRIPTION AGREEMENT SUBSCRIPTION AGREEMENT ADDENDUM # _______, DATED __________________, 20 ______.

Additional Number of Units Subscribed For: (# of Additional Series A Units___________)

I am currently a member of AMERICAN HOME CAPITAL, LLC, a Georgia Limited Liability Company (the "LLC"). I previously executed a Subscription Agreement and Power of Attorney dated ________________________, 20 ________ ("Subscription Agreement"). I understand that the Additional Units indicated above are purchased in accordance with terms and conditions of the Subscription Agreement. I certify that all of the information, representations and acknowledgements contained in the Subscription Agreement remain true and accurate in all respects except for the following changes:

____

ELECTION TO RECEIVE MONTHLY CASH DISTRIBUTIONS OR ALLOW DISTRIBUTIONS TO BE REINVESTED

I hereby elect (please check **ONE** of the following options):

☐ To receive monthly cash distributions from the LLC in the amount of my share of cash available for distribution;

☐ To allow earnings to be reinvested in additional ***Series A*** units for the term of the LLC (reinvestment can only be toward ***Series A*** Units).

☐ To split my investment into two accounts to allow a portion to be reinvested in additional ***Series A*** Units and a portion to be distributed in cash as follows: _____% reinvest in ***Series A*** ; _____% receive monthly cash distributions.

____ ________________

Name of Member (individual(s) or entity) (printed or typed) Investor/Member No.

______________________________ ______________________________

Signature Signature

______________________________ ______________________________

Name and title (if applicable) of person signing Name and title (if applicable) of person signing

ACCEPTANCE (not valid until accepted by manager): The LLC accepted on ________ day of _________________, 20______.

AMERICAN HOME CAPITAL, LLC, *a Georgia Limited Liability Company*

By: **AMERICAN HOME SUPPORT GROUP. ,** *a Georgia Limited Liability Company,* **Manager**

____

PN Ben Yong, President 165 Highlane Dr, Stockbridge GA 30281

Appendix D
Samples of Advertising

Can Your Retirement Plan Afford To Earn Money at 3%-4%, or even Lose Them?

Shouldn't your IRA be earning money at **healthier for your retirement rates** than 3%-4% returns and without having to gamble with stocks?

EARN SAFE and DEPENDABLE 12% returns by investing your IRA funds in mortgage loans secured by liens on nice homes.

Here Are Some Examples:

1. Home Value $100,000, Your Investment: $75,000 (75% of value), **Your Return: 12%**
2. Home Value $80,000, Your Investment: $50,000 (63% of value), **Your Return: 12%**
3. Home Value $170,000, Your Investment: $136,000 (80% of value), **Your Return: 12%**

To Protect Your Safety: Your investment will never exceed 80% of home value.
Investments start from $10,000. Interest paid monthly.

For more information on how YOUR Self-Directed IRA can start earning these secured and dependable returns shortly:

1. Put your phone number on the back of this card & FAX to XXX-XXX-XXX, or
2. E-mail us your mailing address to xxx@aaaaa.com , or
3. Simply call us, if you'd like to talk it over at XXX-XXX-XXX.

Would You Like To Safely Park Some Money
While Economy and Markets Are Volatile?

Are you thinking of moving money into something less volatile than fin-ancial markets, yet earning better returns than Money Markets and CDs?

EARN SAFE and DEPENDABLE 12% returns by investing in real estate mortgages secured by liens on homes.

Here Are Some Examples:

1. Home Value $100,000, Your Investment: $75,000 (75% of value), **Your Return: 12%**
2. Home Value $80,000, Your Investment: $50,000 (63% of value), **Your Return: 12%**
3. Home Value $170,000, Your Investment: $136,000 (80% of value), **Your Return: 12%**

To Protect Your Safety: Your investment will never exceed 80% of home value.
Investments start from $10,000. Interest paid monthly.

For more information on how YOU can start earning these secured and dependable returns shortly:

1. Put your phone number on the back of this card & FAX to XXX-XXX-XXX, or
2. E-mail us your mailing address to xxx@aaaaa.com , or
3. Simply call us, if you'd like to talk it over at XXX-XXX-XXX.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stockbridge, State of Georgia, on November 25, 2006.

(Issuer) American Home Capital, LLC

By (Signature and Title)

(Title) PN Ben Yong, President/Member

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

(Title) PN Ben Yong, President/Member

(Signature)

(Title) Kok Toh, Member

(Selling security holder) -

(Date) November 25, 2006

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.